Exhibit 3

Description of the Registrant and Recent Developments

This description of the Asian Infrastructure Investment Bank (“AIIB” or the “Bank”) is dated April 29, 2020 and appears as Exhibit 3 to the annual report on Form 18-K of AIIB for the fiscal year ended December 31, 2019.

ASIAN INFRASTRUCTURE INVESTMENT BANK	3
Overview	3
Legal Status	3
Membership, Capital Structure and Reserves	4

CAPITALIZATION AND INDEBTEDNESS	9

SELECTED FINANCIAL INFORMATION	10

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	11
Overview	11
COVID-19 Pandemic	11
Critical Accounting Policies	13
Internal Control over Financial Reporting	13
Income Statement	13
Balance Sheet	15
Asset Quality	16
Debt Record	16
External Auditor Work Papers	17
Related Party Transactions	17

OPERATIONS OF AIIB	18
Ordinary Resources and Special Fund Resources	18
Financial Instruments	19
Financing Portfolio	21
Proposed Financings	23
Financing Approval Process	24
Environmental and Social Framework	26
Economic Sanctions	26
AIIB Project Preparation Special Fund	28
Quality of Loan Portfolio	28

RISK MANAGEMENT	30
Risk Philosophy	30
Risk Appetite Statement	30
Risk Management Architecture	30
Three Lines of Defense	31
Capital Adequacy	31
Risk Types	32

GOVERNANCE AND ADMINISTRATION	36
Board of Governors	36
Board of Directors	40
Board Committees	44
Senior Management	45
International Advisory Panel	48
Employees	48

SELECTED DEMOGRAPHIC AND ECONOMIC DATA	49

THE DELIVERY OF THIS DOCUMENT AT ANY TIME DOES NOT IMPLY THAT THE INFORMATION IS CORRECT AS OF ANY TIME SUBSEQUENT TO ITS DATE. THIS DOCUMENT (OTHERWISE THAN AS PART OF A PROSPECTUS CONTAINED IN A REGISTRATION STATEMENT FILED UNDER THE U.S. SECURITIES ACT OF 1933) DOES NOT CONSTITUTE AN OFFER TO SELL OR THE SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OF THE ASIAN INFRASTRUCTURE INVESTMENT BANK.

ASIAN INFRASTRUCTURE INVESTMENT BANK

Overview

AIIB is a multilateral development bank (“MDB”) with a mission to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions.

The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, People’s Republic of China (“China”).

The Bank has identified three thematic priorities:

●	Sustainable Infrastructure: Promoting green infrastructure and supporting countries to meet their environmental and development goals.

●

Cross-border Connectivity: Prioritizing cross-border infrastructure, ranging from roads and rail, to ports, energy pipelines and telecoms across Central Asia, and the maritime routes in Southeast Asia, South Asia, the Middle East and beyond.

●	Private Capital Mobilization: Devising innovative solutions that catalyze private capital, in partnership with other MDBs, governments, private financiers and other partners.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure that there is a direct link between the Bank’s mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects.

Legal Status

AIIB was established and operates under the Articles of Agreement (the “Articles of Agreement”), an international treaty to which governments are parties and which was open for signature on June 29, 2015 and entered into force on December 25, 2015. The Bank is not a private institution and does not have private shareholders.

The Articles of Agreement provide that all the powers of AIIB shall be vested in the Board of Governors of AIIB (the “Board of Governors”). The Board of Governors has delegated a broad range of operational oversight functions to the non-resident Board of Directors of AIIB (the “Board of Directors”). See “Governance and Administration.” On January 16, 2016, the Board of Governors convened its inaugural meeting in Beijing and declared the Bank open for business.

The Articles of Agreement endow AIIB with full juridical personality and, in particular, the full legal capacity (i) to contract, (ii) to acquire, and dispose of, immovable and movable property, (iii) to institute and respond to legal proceedings and (iv) to take such other action as may be necessary or useful for its purpose and activities. The Articles of Agreement provide that the Bank enjoys, in the territory of each of its members, the following immunities, exemptions and privileges:

●

The Bank enjoys immunity from every form of legal process, except in cases arising out of or in connection with the exercise of its power to raise funds, to guarantee obligations, or to buy and sell securities, in which case actions may be brought in a court of competent jurisdiction in the territory in which the Bank has an office, has appointed an agent for service of process or has issued or guaranteed securities. Moreover, no action may be brought against the Bank by a member or an instrumentality of such member; instead they have recourse to special procedures for settlement of disputes as described in the Articles of Agreement, in the by-laws and regulations of the Bank, or in contracts entered with the Bank.

●

The property and other assets of the Bank are immune from all forms of seizure, attachment or execution before delivery of a final judgment against the Bank, and from search, requisition, confiscation, expropriation or any other forceful taking by executive or legislative action. The archives of the Bank and all documents belonging to it or held by it are inviolable, regardless of location or who holds them.

●

All Governors, Directors, Alternate Governors, Alternate Directors, the President, Vice-Presidents and other officers and employees of the Bank are immune from legal process with respect to acts performed by them in their official capacity, except when the Bank waives this immunity.

●

The Bank, its assets, property, income and its operations and transactions are immune from all taxes and customs duties, and the Bank is immune from any obligation relating to the payment, withholding or collection of any tax or duty.

●	All of the property and assets of the Bank are free from restrictions, regulations, controls and moratoria of any nature (subject to the Articles of Agreement).

●

The salaries, emoluments and expenses which the Bank pays to its Directors, Alternate Directors, President, Vice-President(s) and other officers and employees of the Bank are exempt from taxation, save to the extent that a member has explicitly reserved its right to tax such payments to its nationals or citizens.

Membership, Capital Structure and Reserves

Membership

Membership in AIIB is open to members of the International Bank for Reconstruction and Development (“IBRD” or the “World Bank”) or the Asian Development Bank (“ADB”). In the case of an applicant that is not a sovereign or not responsible for the conduct of its international relations (e.g., a political subdivision such as a semi-autonomous territory), application for membership in the Bank must be presented or agreed by the member of the Bank responsible for its international relations.

In October 2014, 22 countries signed a memorandum of understanding to establish the Bank. By the end of March 2015, 57 countries committed to being part of the process to design and establish the Bank. Negotiations on the Articles of Agreement concluded on May 22, 2015 and by the end of 2015, 57 prospective members signed the Articles of Agreement. Signatories to the Articles of Agreement were required to ratify, accept or approve the Articles of Agreement no later than December 31, 2016, or such later date as determined by the Board of Governors by an affirmative vote of a majority of the total number of Governors, representing not less than a majority of the total voting power of AIIB’s members (a “Special Majority Vote”). For those signatories that did not ratify, accept or approve the Articles of Agreement by December 31, 2016, the deadline for such ratification, acceptance or approval was extended; the current deadline is December 31, 2022.

Members of IBRD or ADB which were not signatories to the Articles of Agreement may be admitted by a Special Majority Vote of the Board of Governors. In respect of membership for non-signatories to the Articles of Agreement, the Bank has established procedures for membership. These procedures include initial informal discussions with the Corporate Secretariat of the Bank followed by a firm written expression of interest in membership addressed to the Corporate Secretary and signed by an applicant’s duly authorized person with the rank of minister or above. If the applicant receives an informal consensus for admission from the Board of Directors, the Bank would then determine the indicative terms and conditions of membership of the applicant consistent with the Articles of Agreement. At this point, a formal application would then be made by the applicant, which would be signed by the applicant’s competent authority, such as Head of Government, Head of State or Foreign Minister. Upon receipt of the membership application, the terms and conditions of membership (including the maximum number of shares of the Bank to which the applicant may subscribe) would be recommended by the Board of Directors to the Board of Governors for its approval. Following approval by a Special Majority Vote of the Board of Governors, the applicant would prepare the necessary domestic authorization and legislation to become a member, and take other steps required for membership, including making payment of a first installment for subscribed paid-in shares, appointing a Governor and Alternate Governor and assigning votes to a Director.

There are 57 signatories to the Articles of Agreement, three of which, as of March 31, 2020, had not yet ratified, approved or accepted the Articles of Agreement. Consequently, as of March 31, 2020, the Bank had 54 founding members.

As of March 31, 2020, the Bank had 78 members (44 regional and 34 non-regional). See “Table 1: Membership and Capital Allocation” below.

As of March 31, 2020, the Bank also had 24 prospective members (six regional and 18 non-regional). Prospective members denote those jurisdictions whose membership applications have already been approved by the Board of Governors, but that have not become members yet. As of March 31, 2020, the Bank’s prospective regional members were: Armenia, Cook Islands, Kuwait, Lebanon, Papua New Guinea and Tonga. As of March 31, 2020, the Bank’s prospective non-regional members were: Argentina, Benin, Bolivia, Brazil, Chile, Croatia, Djibouti, Kenya, Libya, Morocco, Peru, Rwanda, Senegal, South Africa, Togo, Tunisia, Uruguay and Venezuela. In April 2020, Rwanda satisfied all membership requirements and became a member of the Bank.

If a member fails to fulfill any of its obligations to the Bank, the Board of Governors may suspend such member by an affirmative vote of two-thirds of the total number of Governors, representing not less than three-fourths of the total voting power of AIIB’s members (a “Super Majority Vote”). A suspended member automatically ceases to be a member one year from the date of its suspension, unless the Board of Governors decides by a Super Majority Vote to restore the member to good standing. Other than the right of withdrawal, a suspended member is not allowed to exercise any rights under the Articles of Agreement, but remains subject to all obligations under the Articles of Agreement.

Capital Structure

The authorized capital of the Bank consists of US$100,000,000,000 divided into paid-in shares having an aggregate par value of US$20,000,000,000 and callable shares having an aggregate par value of US$80,000,000,000. As of December 31, 2019, the members had subscribed an aggregate of US$96,718,400,000 of the Bank’s share capital, of which US$19,343,700,000 was paid-in and US$77,374,700,000 was callable.

Payment of subscribed, paid-in capital is due in five installments, except for members designated as less developed countries, which may pay in up to ten installments. As of December 31, 2019, US$18,579,744,946 had been received from members, all in convertible currency, US$335,945,073 was due but not yet received and US$428,009,981 was not yet due. Capital subscriptions may be paid in United States dollars or in other convertible currency. However, to the extent that a member is a less developed country, the member may pay a portion of up to 50% of each installment in the currency of the member, with the Bank having discretion as to what amount is equivalent to the full value in terms of U.S. dollars and the member maintaining the value of all such currency held by the Bank should the member’s currency depreciate in the Bank’s opinion.

The authorized capital stock of the Bank may be increased only by a Super Majority Vote.

Total voting power of each member consists of the sum of its basic votes, share votes and, in the case of a founding member, its founding member votes. A member’s basic votes equal 12% of the aggregate sum of basic votes, share votes and founding member votes of all the members, divided by the number of members. Share votes consist of the number of shares of the capital stock of the Bank subscribed to by that member. All rights, including voting rights, acquired in respect of paid-in and associated callable shares for which payments are due but have not been received are suspended until full payment is received by the Bank. Each founding member is allocated 600 founding member votes.

Table 1: Membership and Capital Allocation(1)

Member	Year of Accession	Total Subscriptions		Voting Power		Basic Votes	Total Votes	Percent of Total
		Amount (million US$)	Percent of Total	Share Votes	Founding Member Votes
Regional
Afghanistan	2017	86.6	0.0895%	693	—	1,732	2,425	0.2153%
Australia	2015	3,691.2	3.8160%	36,912	600	1,732	39,244	3.4851%
Azerbaijan	2016	254.1	0.2627%	2,541	600	1,732	4,873	0.4328%
Bahrain	2018	103.6	0.1071%	1,036	—	1,732	2,768	0.2458%
Bangladesh	2016	660.5	0.6828%	6,605	600	1,732	8,937	0.7937%
Brunei Darussalam	2015	52.4	0.0542%	524	600	1,732	2,856	0.2536%
Cambodia	2016	62.3	0.0644%	623	600	1,732	2,955	0.2624%
China	2015	29,780.4	30.7876%	297,804	600	1,732	300,136	26.6540%
Cyprus	2018	20.0	0.0207%	200	—	1,732	1,932	0.1716%
Fiji	2017	12.5	0.0129%	125	—	1,732	1,857	0.1649%
Georgia	2015	53.9	0.0557%	539	600	1,732	2,871	0.2550%
Hong Kong, China	2017	765.1	0.7910%	7,651	—	1,732	9,383	0.8333%
India	2016	8,367.3	8.6503%	83,673	600	1,732	86,005	7.6378%
Indonesia	2016	3,360.7	3.4744%	33,607	600	1,732	35,939	3.1916%
Iran	2017	1,580.8	1.6343%	9,485	600	1,732	11,817	1.0494%
Israel	2016	749.9	0.7753%	7,499	600	1,732	9,831	0.8731%
Jordan	2015	119.2	0.1232%	1,192	600	1,732	3,524	0.3130%
Kazakhstan	2016	729.3	0.7540%	7,293	600	1,732	9,625	0.8548%
Korea	2015	3,738.7	3.8652%	37,387	600	1,732	39,719	3.5273%
Kyrgyz Republic	2016	26.8	0.0277%	241	600	1,732	2,573	0.2285%
Lao PDR	2016	43.0	0.0445%	430	600	1,732	2,762	0.2453%
Malaysia	2017	109.5	0.1132%	1,095	600	1,732	3,427	0.3043%
Maldives	2016	7.2	0.0074%	72	600	1,732	2,404	0.2135%
Mongolia	2015	41.1	0.0425%	411	600	1,732	2,743	0.2436%
Myanmar	2015	264.5	0.2734%	2,645	600	1,732	4,977	0.4420%
Nepal	2016	80.9	0.0836%	809	600	1,732	3,141	0.2789%
New Zealand	2015	461.5	0.4771%	4,615	600	1,732	6,947	0.6169%
Oman	2016	259.2	0.2680%	2,592	600	1,732	4,924	0.4373%
Pakistan	2015	1,034.1	1.0691%	8,273	600	1,732	10,605	0.9418%
Philippines	2016	979.1	1.0122%	9,791	600	1,732	12,123	1.0766%
Qatar	2016	604.4	0.6248%	6,044	600	1,732	8,376	0.7438%
Russia	2015	6,536.2	6.7573%	65,362	600	1,732	67,694	6.0117%
Samoa	2018	2.1	0.0022%	21	—	1,732	1,753	0.1557%
Saudi Arabia	2016	2,544.6	2.6307%	25,446	600	1,732	27,778	2.4669%
Singapore	2015	250.0	0.2585%	2,500	600	1,732	4,832	0.4291%
Sri Lanka	2016	269.0	0.2781%	2,690	600	1,732	5,022	0.4460%
Tajikistan	2016	30.9	0.0319%	278	600	1,732	2,610	0.2318%
Thailand	2016	1,427.5	1.4758%	14,275	600	1,732	16,607	1.4748%
Timor-Leste	2017	16.0	0.0165%	160	—	1,732	1,892	0.1680%
Turkey	2016	2,609.9	2.6982%	26,099	600	1,732	28,431	2.5249%
United Arab Emirates	2016	1,185.7	1.2258%	11,857	600	1,732	14,189	1.2601%
Uzbekistan	2016	219.8	0.2272%	2,198	600	1,732	4,530	0.4023%
Vanuatu	2018	0.5	0.0005%	5	—	1,732	1,737	0.1543%
Vietnam	2016	663.3	0.6857%	6,633	600	1,732	8,965	0.7961%
Total Regional		73,855.3	76.3533%	729,931	21,600	76,208	827,739	73.5085%

Non-Regional
Algeria	2019	5.0	0.0052%	50	—	1,732	1,782	0.1583%
Austria	2015	500.8	0.5177%	5,008	600	1,732	7,340	0.6518%
Belarus	2019	64.1	0.0663%	641	—	1,732	2,373	0.2107%
Belgium	2019	284.6	0.2942%	2,846	—	1,732	4,578	0.4066%
Canada	2018	995.4	1.0291%	9,954	—	1,732	11,686	1.0378%
Côte d’Ivoire	2020	5.0	0.0052%	50	—	1,732	1,782	0.1583%
Denmark	2016	369.5	0.3820%	3,695	600	1,732	6,027	0.5352%
Ecuador	2019	5.0	0.0052%	50	—	1,732	1,782	0.1583%
Egypt	2016	650.5	0.6725%	6,505	600	1,732	8,837	0.7848%

Member	Year of Accession	Total Subscriptions		Voting Power		Basic Votes	Total Votes	Percent of Total
		Amount (million US$)	Percent of Total	Share Votes	Founding Member Votes
Ethiopia	2017	45.8	0.0473%	458	—	1,732	2,190	0.1945%
Finland	2016	310.3	0.3208%	3,103	600	1,732	5,435	0.4827%
France	2016	3,375.6	3.4898%	33,756	600	1,732	36,088	3.2048%
Germany	2015	4,484.2	4.6359%	44,842	600	1,732	47,174	4.1894%
Ghana	2020	5.0	0.0052%	50	—	1,732	1,782	0.1583%
Greece	2019	10.0	0.0103%	100	—	1,732	1,832	0.1627%
Guinea	2019	5.0	0.0052%	50	—	1,732	1,782	0.1583%
Hungary	2017	100.0	0.1034%	1,000	—	1,732	2,732	0.2426%
Iceland	2016	17.6	0.0182%	176	600	1,732	2,508	0.2227%
Ireland	2017	131.3	0.1357%	1,313	—	1,732	3,045	0.2704%
Italy	2016	2,571.8	2.6588%	25,718	600	1,732	28,050	2.4910%
Luxembourg	2015	69.7	0.0721%	697	600	1,732	3,029	0.2690%
Madagascar	2018	5.0	0.0052%	50	—	1,732	1,782	0.1583%
Malta	2016	13.6	0.0141%	136	600	1,732	2,468	0.2192%
Netherlands	2015	1,031.3	1.0662%	10,313	600	1,732	12,645	1.1230%
Norway	2015	550.6	0.5692%	5,506	600	1,732	7,838	0.6961%
Poland	2016	831.8	0.8599%	8,318	600	1,732	10,650	0.9458%
Portugal	2017	65.0	0.0672%	650	600	1,732	2,982	0.2648%
Romania	2018	153.0	0.1582%	1,530	—	1,732	3,262	0.2897%
Serbia	2019	5.0	0.0052%	50	—	1,732	1,782	0.1583%
Spain	2017	1,761.5	1.8211%	17,615	600	1,732	19,947	1.7714%
Sudan	2018	59.0	0.0610%	476	—	1,732	2,208	0.1961%
Sweden	2016	630.0	0.6513%	6,300	600	1,732	8,632	0.7666%
Switzerland	2016	706.4	0.7303%	7,064	600	1,732	9,396	0.8344%
United Kingdom	2015	3,054.7	3.1580%	30,547	600	1,732	32,879	2.9199%

Total Non-Regional		22,873.1	23.6467%	228,617	10,800	58,888	298,305	26.4915%

Grand Total		96,728.4	100.0000%	958,548	32,400	135,096	1,126,044	100.0000%

Note:

(1)	Subscription and voting figures are as of March 31, 2020.

As shown in the table above, China holds the largest percentage of voting power, with 26.6540% of the total as of March 31, 2020. Because Super Majority Votes require in part the affirmative vote of Governors representing not less than three-fourths of the total voting power of AIIB’s members, any member with over 25% of AIIB’s total voting power could effectively prevent actions requiring a Super Majority Vote from occurring. See “Governance and Administration–Board of Governors” for further information on the types of measures that require a Super Majority Vote.

Withdrawal and Suspension

Pursuant to Article 37 of the Articles of Agreement, any member may withdraw from the Bank at any time by delivering a notice to the Bank, and such withdrawal will become effective (and the withdrawing member’s membership will cease) on the date specified in the notice but no sooner than six months after the date that notice is received by the Bank. At any time before the withdrawal becomes effective, the member may cancel its notice of intention to withdraw. A withdrawing member remains liable for all direct and contingent obligations to the Bank to which it was subject as of the date of delivery of the withdrawal notice. At the time membership ceases, the Bank shall arrange for the repurchase of the withdrawing member’s shares by the Bank as a part of the settlement of accounts with such member.

Pursuant to Article 38 of the Articles of Agreement, if a member fails to fulfill any of its obligations to the Bank, the Board of Governors may suspend such member by a Super Majority Vote. See “Governance and Administration–Board of Governors.” A suspended member shall automatically cease to be a member one year from the date of its suspension, unless the Board of Governors decides by a Super Majority Vote to restore the member to good standing. While under suspension, a member shall not be entitled to exercise any rights under the Articles of Agreement, except the right of withdrawal, but shall remain subject to all its obligations.

Reserves

Pursuant to Article 18(1) of the Articles of Agreement, the Board of Governors shall determine at least annually what part of the net income of AIIB shall be allocated, after making provision for reserves, to retained earnings or other purposes and what part, if any, shall be distributed to the members.

CAPITALIZATION AND INDEBTEDNESS

The following table sets forth AIIB’s capitalization and indebtedness as of December 31, 2019 and does not give effect to any transaction since December 31, 2019. Through April 3, 2020, the date of the signing of the 2019 Audited Financial Statements (as defined below), there have been no material changes to the capitalization and indebtedness of the Bank since December 31, 2019, except for the issuance by the Bank of an aggregate amount of US$395.1 million equivalent of notes under its Global Medium Term Note Programme.

As of December 31, 2019
(in thousands of US$)
Borrowings	2,557,324
Members’ equity
Paid-in capital	19,343,700
Reserve for accretion of paid-in capital receivables	(15,688)
Retained earnings	658,159

Total members’ equity	19,986,171

SELECTED FINANCIAL INFORMATION

The financial information included herein as of and for the years ended December 31, 2019, December 31, 2018 and December 31, 2017 is derived from AIIB’s audited financial statements for the year ended December 31, 2019, including the notes thereto (the “2019 Audited Financial Statements”), which were audited by AIIB’s independent auditor PricewaterhouseCoopers and are included in Exhibit 2 of this annual report on Form 18-K, and AIIB’s audited financial statements for the years ended December 31, 2018 and December 31, 2017, including the notes thereto (the “2018 Audited Financial Statements” and the “2017 Audited Financial Statements,” respectively, and together with the 2019 Audited Financial Statements, the “Financial Statements”), which were also audited by PricewaterhouseCoopers and were included in Exhibit 2 and Exhibit 2-A, respectively, of AIIB’s annual report on Form 18-K for the year ended December 31, 2018. The Financial Statements have been prepared in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The 2019 Audited Financial Statements, the 2018 Audited Financial Statements and the 2017 Audited Financial Statements present fairly, in all material respects, the financial position of the Bank as of December 31, 2019, December 31, 2018 and December 31, 2017, respectively, and its results of operations and its cash flows for the years ended December 31, 2019, December 31, 2018 and December 31, 2017, respectively, in accordance with IFRS.

The selected financial information should be read in conjunction with the Financial Statements and the section entitled “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in this annual report on Form 18-K.

	Year ended December 31,

	2019	2018	2017

	(in thousands of US$)
Selected Profit and Loss Information
Interest income	435,550	250,761	124,193
Interest expense	(35,156)	—	—

Net interest income	400,394	250,761	124,193
Net fee and commission income/(expense)	11,911	12,654	(866)
Net gain on financial instruments measured at fair value through profit or loss	78,642	56,622	53,783
Impairment provision	(21,677)	(39,608)	(9,088)
General and administrative expenses	(125,695)	(84,737)	(56,098)
Net foreign exchange (loss)/gain	(315)	44	(58)

Operating profit for the year	343,260	195,736	111,866
Accretion of paid-in capital receivables	57,617	103,780	140,442

Net profit for the period	400,877	299,516	252,308
Other comprehensive income	—	—	—

Total comprehensive income	400,877	299,516	252,308

	As of December 31,

	2019	2018	2017

	(in thousands of US$)
Selected Balance Sheet Information
Total assets	22,631,644	19,562,269	18,972,606
Total liabilities	2,645,473	49,851	13,587
Total members’ equity	19,986,171	19,512,418	18,959,019

Total liabilities and members’ equity	22,631,644	19,562,269	18,972,606

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the 2019 Audited Financial Statements in Exhibit 2 of this annual report on Form 18-K.

Overview

AIIB is an MDB with a mission to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment. The Bank maintains its principal office in Beijing, China.

The Bank has identified three thematic priorities:

●	Sustainable Infrastructure: Promoting green infrastructure and supporting countries to meet their environmental and development goals.

●

Cross-border Connectivity: Prioritizing cross-border infrastructure, ranging from roads and rail, to ports, energy pipelines and telecoms across Central Asia, and the maritime routes in Southeast Asia, South Asia, the Middle East and beyond.

●	Private Capital Mobilization: Devising innovative solutions that catalyze private capital, in partnership with other MDBs, governments, private financiers and other partners.

COVID-19 Pandemic

AIIB Response to the COVID-19 Pandemic

The COVID-19 pandemic is having an adverse impact on the global economy and on the individual economies of AIIB members. AIIB members are working to contain the COVID-19 pandemic as quickly as possible to prevent the spread of COVID-19 and to mitigate the risks of long-lasting, structural harm to their economies. Developing economies, especially those with weak health care infrastructure, vulnerable macroeconomic or financial sector fundamentals or a high dependence on tourism, oil exports or remittances, require support from the international financial community to respond to and contain the COVID-19 pandemic.

As part of a coordinated international response to counter the COVID-19 pandemic, AIIB is working closely with other international financial institutions to create a network of support options, especially for the most vulnerable economies. Based on feedback from public and private sector partners, the Bank’s immediate assistance is required in three key areas: (i) improvements in health care infrastructure and pandemic preparedness to help alleviate pressures on health care systems; (ii) liquidity support in various forms, including credit lines to financial intermediaries for on-lending to address working capital and liquidity shortages; and (iii) immediate fiscal and budgetary support, in coordination with other MDBs, to enable member governments to address the human and financial impacts of the COVID-19 pandemic.

The Bank has adopted a variety of measures to respond to the COVID-19 pandemic.

In early April 2020, the Bank launched a US$5 billion COVID-19 Crisis Recovery Facility (the “CRF”), which the Bank subsequently upsized to US$10 billion due to high demand. The CRF, which is designed to adapt to emerging client needs, will offer sovereign-backed and non-sovereign-backed financings for qualifying clients and projects within AIIB’s members. Qualifying projects include those that support (i) immediate health care sector needs; (ii) infrastructure financing, mainly where clients would otherwise need to curtail long-term infrastructure investments due to liquidity constraints; or (iii) the needs of other productive sectors, such as support for manufacturing sectors to facilitate the production of necessary medical equipment and supplies or restore critical supply chains, or liquidity to preserve the capacity of other productive sectors impacted by the COVID-19 pandemic. The CRF also allows for the co-financing of emergency and investment operations as well as special private sector support programs managed and designed by other MDBs. As a temporary facility put in place to address the COVID-19 pandemic, the CRF will be open for the approval of qualifying projects during the next 18 months. Certain qualifying projects may be entitled to fast track preparation and approval processes.

On April 3, 2020, the Bank approved an emergency loan to support China’s public health infrastructure. AIIB’s first emergency assistance loan, the sovereign-backed financing of RMB2,485 million (approximately US$355 million) aims to strengthen the public health emergency response capacity in the municipalities of Beijing and Chongqing by (i) upgrading their respective centers for disease control and prevention, (ii) enhancing the treatment capacity of medical institutions in dealing with epidemic emergencies and (iii) providing emergency equipment and supplies to frontline public health workers to help contain the spread of COVID-19.

AIIB is reviewing further projects to address the effects of the COVID-19 pandemic in several of its members, in some cases in collaboration with other MDBs. Examples of such projects under review include (i) a US$500 million project in India to purchase emergency medical equipment, enhance disease detection capacities and strengthen the national health care system; (ii) a US$500 million credit line for two development banks in Turkey to help alleviate working capital shortages and liquidity constraints resulting from the COVID-19 pandemic; and (iii) a US$250 million loan to Indonesia to strengthen hospital readiness, enhance pandemic preparedness and improve COVID-19 testing.

Expected Impact of the COVID-19 Pandemic on the Bank’s Activities and Results of Operations

The Bank currently remains fully operational and continues to conduct its activities in the normal course of business. As a precautionary measure, the Bank has put in place procedures to prevent any potential disruptions to its governance and project approval schedule. The Bank has adopted prudent measures to ensure the health and safety of its employees, including imposing travel restrictions and rescheduling public events or holding them in virtual format until a normalized situation resumes, and it continues to monitor the situation closely.

However, although the severity and duration of the COVID-19 pandemic is difficult to predict, it could have a material adverse effect on the Bank’s results of operations.

The Bank’s financial performance is highly dependent on its ability to generate income from its liquidity and loan investment portfolios. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Income Statement.”

In the initial years of the Bank’s operations, a substantial portion of net interest income is generated by the liquidity portfolio. As a result, sustained downward movements in interest rates may adversely affect the Bank’s results of operations. In recent months, market interest rates have declined significantly, due in part to governments and central banks around the world responding to the decline in global economic demand caused by the COVID-19 pandemic. Although comparatively higher interest rates on existing positions locked in prior to the COVID-19 pandemic may limit the effect of lower interest rates on interest income on the Bank’s liquidity portfolio in 2020, if a low interest rate environment persists, the Bank may experience downward pressure on income earned from its liquidity portfolio in 2021 and potentially beyond. Projected interest income from loan investments may also decrease in the near term in large part due to lower reference rates on the Bank’s loan investments, a decrease that may be offset only partially by a decrease in interest costs on any additional borrowings by the Bank.

The COVID-19 pandemic is also expected to have an adverse effect on the fair value of the Bank’s investments in money market funds and portfolios of high credit quality securities managed by external asset managers. Furthermore, to the extent the COVID-19 pandemic causes a deterioration in the credit position of the Bank’s loan portfolio, which is highly dependent on credit conditions in the member jurisdictions where the Bank’s largest sovereign-backed and non-sovereign-backed borrowers are located, the Bank is expected to recognize higher levels of expected credit loss (“ECL”), which in turn is expected to cause an increase in impairment provisions. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Income Statement—Impairment Provision.”

Lastly, while the Bank may experience an increase in demand for CRF-related financings, certain of the Bank’s existing investment projects may be delayed or curtailed as clients evaluate the impact of the COVID-19 pandemic or may be implemented at a pace that is slower than expected. In addition, the Bank may experience a temporary decline in demand for non-sovereign-backed financings, and consequently a weaker investment pipeline, should project sponsors and beneficiaries postpone infrastructure investments. A slowdown in project implementation or a protracted decline in demand for investment financings may lead to lower disbursement rates, which may negatively affect AIIB’s ability to generate income on investment financings.

Critical Accounting Policies

AIIB’s financial statements are prepared in accordance with IFRS. The financial year of the Bank begins on January 1 and ends on December 31 of each year.

The Bank has adopted all of the IFRS standards and interpretations effective for annual periods beginning with the financial year commencing on January 16, 2016, the date the Bank commenced operations. AIIB’s financial statements are prepared under the historical cost convention, except for those financial assets and liabilities measured at fair value. The financial statements are prepared on a going concern basis. AIIB’s functional and presentation currency is the U.S. dollar.

The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates. It also requires management to exercise judgement in its process of applying the Bank’s policies. The areas involving a higher degree of judgement or complexity, or areas where judgements or estimates are significant to the 2019 Audited Financial Statements are disclosed therein under Note B.

Internal Control over Financial Reporting

The management of the Bank is responsible for establishing, implementing and maintaining effective internal control over financial reporting for financial presentation and measurement in conformity with IFRS. The Bank’s control over financial reporting is reviewed by the Audit and Risk Committee of the Board of Directors, and is designed to provide reasonable assurance with respect to the preparation of financial statements. Because of its inherent limitations, internal controls over financial reporting may not prevent or detect misstatements. In addition, the effectiveness of an internal controls system can change with circumstances, such as changes in business and operating environment, including the increased relevance of technology and considerations on outsourcing of functions, systems and platforms.

The management of the Bank assessed the effectiveness of the Bank’s internal controls over financial reporting as of December 31, 2019, based on the criteria established in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, the Bank’s management asserts that, as of December 31, 2019, the Bank maintained effective internal controls over its financial reporting as set out in the 2019 Audited Financial Statements.

PricewaterhouseCoopers was engaged to perform a reasonable assurance engagement on the assessment by the Bank’s management that the Bank maintained effective internal controls over financial reporting as of December 31, 2019, as stated in its report included in Exhibit 2 of this annual report on Form 18-K.

Income Statement

Interest Income

Interest income mainly consists of (i) interest earned on cash, cash equivalents and deposits (primarily, term deposits and certificates of deposit) and (ii) interest earned on loan investments, including the amortization of front-end fees and other costs related to loan origination.

Years Ended December 31, 2019 and 2018. AIIB’s total interest income increased to US$435.6 million for the year ended December 31, 2019 from US$250.8 million for the year ended December 31, 2018, mainly due to an increase in balances of term deposits and certificates of deposit and an increase in loan investments. Interest income from cash, cash equivalents and deposits increased to US$358.1 million for the year ended December 31, 2019 from US$213.4 million for the year ended December 31, 2018. Interest income from loan investments increased to US$73.0 million for the year ended December 31, 2019 from US$37.4 million for the year ended December 31, 2018.

Interest Expense

Years Ended December 31, 2019 and 2018. AIIB’s interest expense increased to US$35.2 million for the year ended December 31, 2019 from nil for the year ended December 31, 2018 due to interest payments made on AIIB’s borrowings (i.e., AIIB’s issuance on May 16, 2019 of US$2,500 million principal amount of 2.250% notes due 2024).

Net Interest Income

Net interest income is interest income less interest expense.

Years Ended December 31, 2019 and 2018. Mainly for the reasons set forth above, AIIB’s net interest income increased to US$400.4 million for the year ended December 31, 2019 from US$250.8 million for the year ended December 31, 2018.

Net Fee and Commission Income (Expense)

Net fee and commission income (expense) mainly consists of loan commitment and service fees charged to borrowers less co-financing service fees paid in respect of co-financing arrangements. See “Asian Infrastructure Investment Bank–Relationship with Other International Financial Institutions.”

Years Ended December 31, 2019 and 2018. AIIB’s net fee and commission income decreased to US$11.9 million for the year ended December 31, 2019 from US$12.7 million for the year ended December 31, 2018 mainly as a result of a decrease in loan commitment and service fees charged to borrowers partially offset by a decrease in co-financing service fees. The decrease in loan commitment and service fees charged to borrowers was the result of a decrease in committed but undisbursed loans, and the decrease in co-financing service fees was the result of a decrease in AIIB’s pro-rata share of costs associated with co-financing projects pursuant to co-financing arrangements with other international financial institutions.

Net Gain on Financial Instruments Measured at Fair Value through Profit or Loss

Net gain on financial instruments measured at fair value through profit or loss mainly reflects the change in fair value of AIIB’s investments in (i) money market funds, (ii) portfolios of high credit quality securities managed by external asset managers engaged by AIIB and (iii) a trust fund with the World Bank (the “Trust Fund”), as well as changes in the fair value of AIIB’s own borrowings and derivatives. The Trust Fund was closed upon expiration of its contractual term and all outstanding balances (approximately US$3,295.2 million) were returned to the Bank as of the end of January 2019. See “–Balance Sheet–Assets.”

Years Ended December 31, 2019 and 2018. AIIB’s net gain on financial instruments measured at fair value through profit or loss increased to US$78.6 million for the year ended December 31, 2019 from US$56.6 million for the year ended December 31, 2018 mainly due to the fair value gain on AIIB’s investments in money market funds and portfolios of high credit quality securities managed by external asset managers engaged by AIIB, offset in part by the return of all outstanding balances of the Trust Fund (which was closed in January 2019). Fair value losses on AIIB’s borrowings were largely offset by gains on derivatives entered into to hedge those borrowings.

Impairment Provision

AIIB uses an ECL model to estimate credit losses on financial assets, such as loan disbursements, and on other instruments, such as undrawn loan commitments. AIIB recognizes an ECL allowance at each reporting date and recognizes as an impairment loss or the reversal of an impairment loss (i.e., an impairment provision) the change in ECL allowance between such reporting date and the previous reporting date. See “Operations of AIIB–Quality of Loan Portfolio,” “Risk Management–Risk Types–Financing Credit Risk” and Notes B.3.3.5, B4.1 and D3 to the 2019 Audited Financial Statements for further discussion on the Bank’s credit quality analysis.

Years Ended December 31, 2019 and 2018. AIIB’s impairment provision decreased to US$21.7 million for the year ended December 31, 2019 from US$39.6 million for the year ended December 31, 2018, mainly because the incremental impairment provisions made for the year ended December 31, 2019 as a result of the downgrade in the internal ratings of certain borrowers were less than those made for the year ended December 31, 2018. See “Operations of AIIB–Quality of Loan Portfolio.”

General and Administrative Expenses

General and administrative expenses mainly consist of (i) staff costs, such as short-term employee benefits, including salaries, location premiums and medical and life insurance, and costs related to AIIB’s defined contribution (i.e., retirement) plans, (ii) professional service expenses, (iii) IT services, (iv) travel expenses, (v) facilities and administration expenses, (vi) issuance cost for borrowings and (vii) other expenses.

Years Ended December 31, 2019 and 2018. AIIB’s general and administrative expenses increased to US$125.7 million for the year ended December 31, 2019 from US$84.7 million for the year ended December 31, 2018 mainly due to (i) an increase in staff costs to US$56.2 million for the year ended December 31, 2019 from US$38.4 million for the year ended December 31, 2018, (ii) an increase in professional service expenses to US$22.0 million for the year ended December 31, 2019 from US$19.7 million for the year ended December 31, 2018, (iii) an increase in expenses on IT services to US$14.9 million for the year ended December 31, 2019 from US$7.8 million for the year ended December 31, 2018, (iv) an increase in travel expenses to US$11.0 million for the year ended December 31, 2019 from US$7.4 million for the year ended December 31, 2018, (v) an increase in facilities and administration expenses to US$10.9 million for the year ended December 31, 2019 from US$5.5 million for the year ended December 31, 2018 and (vi) an increase in the issuance cost for borrowings to US$3.1 million for the year ended December 31, 2019 from nil for the year ended December 31, 2018. Such increases were mainly the result of the continuing ramp-up of AIIB’s organizational activities, including its operations and borrowing activities.

Operating Profit

Years Ended December 31, 2019 and 2018. Mainly for the reasons set forth above, AIIB’s operating profit increased to US$343.3 million for the year ended December 31, 2019 from US$195.7 million for the year ended December 31, 2018.

Accretion of Paid-in Capital Receivables

Paid-in capital receivables represent amounts due from the Bank’s members in respect of paid-in capital. See “Asian Infrastructure Investment Bank–Membership, Capital Structure and Reserves–Capital Structure.” These amounts are initially recognized at fair value, which reflects the discounted present value of future paid-in capital inflows, and subsequently measured at amortized cost. The difference between amortized cost and fair value is accounted for as a reserve under members’ equity and is accreted through the income statement using the effective interest method.

Years Ended December 31, 2019 and 2018. AIIB’s accretion of paid-in capital receivables equaled US$57.6 million for the year ended December 31, 2019, compared to US$103.8 million for the year ended December 31, 2018. The decrease was mainly the result of the continuing payment of members’ paid-in capital contributions.

Total comprehensive income

Years Ended December 31, 2019 and 2018. Mainly for the reasons set forth above, AIIB’s total comprehensive income increased to US$400.9 million for the year ended December 31, 2019 from US$299.5 million for the year ended December 31, 2018.

Balance Sheet

Assets

Total assets mainly consist of (i) term deposits and certificates of deposit with initial maturities of more than three months, (ii) investments at fair value through profit or loss, (iii) cash and cash equivalents, (iv) loan investments at amortized cost, (v) paid-in capital receivables and (vi) bond investments at amortized cost.

Investments at fair value through profit and loss mainly consist of the Bank’s investments in portfolios of high credit quality securities managed by external asset managers engaged by AIIB. Prior to the end of January 2019, investments at fair value through profit or loss included the funds that the Bank had placed in the Trust Fund. These funds were, in turn, reinvested by the Trust Fund counterparty, the World Bank, in a larger collective pool of investments in accordance with the investment mandate for the entire pool. As of December 31, 2018, the fair value of the Trust Fund was approximately US$3,292.6 million. The Trust Fund was closed upon expiration of its contractual term and all outstanding balances (approximately US$3,295.2 million) were returned to the Bank as of the end of January 2019. Cash and cash equivalents consist of (i) term deposits and certificates of deposit with initial maturities of three months or less, (ii) demand deposits and (iii) money market funds.

Assets of the Bank include high-quality liquid assets, which are defined as cash or assets that can be converted into cash at little or no loss in value. See “Risk Management–Risk Types–Liquidity Risks” for further discussion on the Bank’s liquidity.

As of December 31, 2019 and 2018. As of December 31, 2019, AIIB’s total assets were US$22,631.6 million, compared to total assets of US$19,562.3 million as of December 31, 2018. This increase resulted mainly from (i) an increase of US$3,641.3 million in term deposits and certificates of deposit with an initial maturity of more than three months, (ii) an increase of US$907.8 million in loan investments at amortized cost, (iii) an increase of US$861.0 million in cash and cash equivalents (in turn, mainly due to an increase in investments in term deposits and certificates of deposit with an initial maturity of three months or less and an increase in holdings of money market funds, partially offset by a decrease in holdings of demand deposits), (iv) an increase of US$770.8 million in investments at fair value through profit or loss (mainly resulting from investments with external asset managers engaged by the Bank, partially offset by the closure of the Trust Fund) and (v) an increase of US$479.8 million in bond investments at amortized cost. This increase was partially offset by a decrease of US$3,638.7 million in paid-in capital receivables (reflecting the continuing payment of members’ paid-in capital contributions).

Liabilities

Total liabilities mainly consist of borrowings, cash collateral payable, provisions related to ECL on loan commitments and accrued expenses.

As of December 31, 2019 and 2018. As of December 31, 2019, AIIB’s total liabilities were US$2,645.5 million, compared to total liabilities of US$49.9 million as of December 31, 2018. This increase resulted primarily from AIIB’s issuance on May 16, 2019 of US$2,500 million principal amount of 2.250% notes due 2024.

Members’ Equity

Members’ equity consists of (i) paid-in capital, (ii) retained earnings and (iii) reserves for accretion of paid-in capital receivables.

As of December 31, 2019 and 2018. As of December 31, 2019, AIIB’s total members’ equity was US$19,986.2 million, compared to total members’ equity of US$19,512.4 million as of December 31, 2018. This increase resulted from an increase of US$343.3 million in retained earnings, an increase of US$75.7 million in paid-in capital and a decrease of US$54.8 million in reserves for accretion of paid-in capital receivables.

Asset Quality

As of December 31, 2019, no AIIB assets were categorized as overdue, restructured trouble debt, in non-accrual status or written off, except for overdue contractual undiscounted paid-in capital receivables of US$335.9 million, which are not considered as impaired. Of this amount, US$161.2 million was collected as of April 3, 2020, the date of the signing of the 2019 Audited Financial Statements. See “Operations of AIIB–Quality of Loan Portfolio,” “Risk Management–Risk Types–Financing Credit Risk” and Note D to the 2019 Audited Financial Statements for further discussion on the Bank’s asset quality.

Debt Record

AIIB has never defaulted on the payment of principal of, or premium or interest on, any debt obligation.

External Auditor Work Papers

In late 2012, the SEC commenced administrative proceedings under Rule 102(e) of its Rules of Practice and also under the Sarbanes-Oxley Act of 2002 against the mainland Chinese affiliates of the “big four” accounting firms, including the affiliate of the Bank’s auditor. Pursuant to the terms of an agreement between the accounting firms and the SEC, the Rule 102(e) proceedings initiated by the SEC were stayed and may now be deemed dismissed. The Rule 102(e) proceedings related to the failure of these firms to produce documents, including audit work papers, in response to the request of the SEC pursuant to Section 106 of the Sarbanes-Oxley Act of 2002, as the auditors located in China are not in a position lawfully to produce documents directly to the SEC because of restrictions under Chinese law, including specific directives issued by the Chinese Securities Regulatory Commission. The issues raised by the proceedings are not specific to the Chinese affiliate of the Bank’s auditor, but potentially affect equally all Public Company Accounting Oversight Board-registered audit firms based in China and all businesses based in China (or with substantial operations in China) with securities registered with the SEC. In addition, auditors based outside of China are subject to similar restrictions under Chinese law in respect of audit work that is carried out in China which supports the audit opinions issued on financial statements of entities with substantial China operations.

To address the potential difficulties in obtaining audit work papers, the Bank has engaged with the authorities of China, its host country, and received assurances from the Ministry of Finance of China that the authorities of China would not prevent the release of the Bank’s external auditor work papers pertaining to the Bank if the SEC were to request them during the course of an SEC investigation.

Related Party Transactions

Parties are generally considered to be related if the parties are under common control, or one party has the ability to control the other party or can exercise significant influence over the other party in making financial or operational decisions. In considering each possible related party relationship, attention is directed to the substance of the relationship, not merely to the legal form.

The Bank’s related party transactions include the following. For additional information with respect to AIIB’s related party transactions, see Note C18 to the 2019 Audited Financial Statements.

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In accordance with Article 5 of the Headquarters Agreement entered into between the government of China and the Bank on January 16, 2016, the government of China provides a permanent office building and temporary office accommodation to the Bank, free of charge.

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As of December 31, 2019, the Bank had one loan outstanding to a member of the Bank’s senior management, Sir Danny Alexander, Vice President and Corporate Secretary, which had an amount outstanding of US$10,000.

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In December 2017, the Bank approved a US$250.0 million term loan facility to Beijing Gas Group Company Limited, a non-sovereign borrower that is ultimately controlled by a state-owned enterprise of China. The facility is guaranteed by a commercial bank and was entered into in the ordinary course of business under normal commercial terms and at market rates. As of December 31, 2019, this term loan facility had been fully disbursed and the corresponding carrying amount was US$247.4 million.

OPERATIONS OF AIIB

AIIB’s mission is to (i) foster sustainable economic development, create wealth and improve infrastructure connectivity in Asia by investing in infrastructure and other productive sectors and (ii) promote regional cooperation and partnership in addressing development challenges by working in close collaboration with other multilateral and bilateral development institutions. The Bank commenced operations on January 16, 2016 to help its members meet a substantial financing gap between the demand for infrastructure in Asia and available financial resources. The Bank aims to work with public and private sector partners to channel its own public resources, together with private and institutional funds, into sustainable infrastructure investment.

The Bank has identified three thematic priorities:

●	Sustainable Infrastructure: Promoting green infrastructure and supporting countries to meet their environmental and development goals.

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Cross-border Connectivity: Prioritizing cross-border infrastructure, ranging from roads and rail, to ports, energy pipelines and telecoms across Central Asia, and the maritime routes in Southeast Asia, South Asia, the Middle East and beyond.

●	Private Capital Mobilization: Devising innovative solutions that catalyze private capital, in partnership with other MDBs, governments, private financiers and other partners.

The Bank has developed, and continues to develop, a wide range of operational policies, strategies and frameworks designed to ensure there is a direct link between the Bank’s mission and thematic priorities and the projects it finances. Sustainable development is an integral part of the Bank’s identification, preparation and implementation of projects. For example, the Bank has approved an Environmental and Social Framework, which, consistent with the United Nations’ Sustainable Development Goals and the practices of peer MDBs, recognizes the need to address the three dimensions of sustainable development – economic, social and environmental – in a balanced and integrated manner. See “–Environmental and Social Framework.”

Ordinary Resources and Special Fund Resources

Operations of the Bank consist of ordinary operations financed from ordinary resources (“Ordinary Resources”) and special operations financed from special fund resources (“Special Fund Resources”).

Ordinary Resources include (i) the authorized capital stock of the Bank, comprising paid-in and callable shares of its members, (ii) funds raised by the Bank through borrowing or other means, (iii) funds received in the repayment of loans and guarantees, as returns on equity investments or from other types of financing as may be determined by the Board of Governors, (iv) income derived from loans or guarantees made from the above-mentioned funds and (v) any other funds or income received from the Bank which are not Special Fund Resources.

Special Fund Resources are (i) funds accepted by the Bank for inclusion in any special fund (a “Special Fund”), (ii) funds received in respect of loans or guarantees and proceeds of any equity investments financed from the resources of a Special Fund, (iii) income derived from the investment of resources of a Special Fund and (iv) any other resources placed at the disposal of a Special Fund. Special Funds must serve the purpose and come within the functions of the Bank and may only be used under terms and conditions consistent with such. Ordinary Resources and Special Fund Resources may separately finance elements of the same project or program. The two types of resources, however, must be held, used, committed, invested or otherwise disposed of entirely separately from each other. In no circumstances may Ordinary Resources be charged with, or used to discharge, losses or liabilities arising out of Special Fund Resources. The Bank must adopt special rules and regulations for the establishment, administration and use of each Special Fund.

To date, the Bank has established one Special Fund: the AIIB Project Preparation Special Fund. See “–AIIB Project Preparation Special Fund.”

Financial Instruments

To implement the Bank’s purpose, the Bank may provide or facilitate financing to any member, or any agency, instrumentality or political subdivision of a member, or any entity operating in the territory of a member, as well as to international or regional agencies or entities concerned with economic development of Asia. In limited circumstances, and subject to a Super Majority Vote (see “Governance and Administration–Board of Governors”), the Bank may also provide assistance to other recipients, provided such assistance (i) serves the purpose and comes within the functions of the Bank and is in the interest of the Bank’s membership and (ii) is of a type of assistance that the Bank is permitted to provide pursuant to Article 11(2) of the Articles of Agreement.

The Bank may offer a range of financial products, including loans, equity investments and guarantees of loans for economic development (either as primary or secondary obligor). The Bank may also deploy Special Fund Resources (See “–Ordinary Resources and Special Fund Resources”), technical assistance and other types of financing as may be determined by the Board of Governors.

For the Bank to agree to provide financing, the project in question must meet a variety of conditions, including the following:

●	it must have clearly defined development objectives consistent with the Bank’s purpose that permit appropriate evaluation of the project’s impact;

●	it must provide for specific productive activities necessary to meet these development objectives;

●	alternative sources of finance, in particular private capital, must be unavailable for the project on terms and conditions that the Bank considers reasonable; and

●	it must be in compliance with all applicable Bank policies.

Sovereign-backed Financing

Sovereign-backed financing refers to the following:

●	a loan to, or guaranteed by, a member of AIIB; or

●	a guarantee that:

(i) covers debt service defaults under a loan that are caused by a government’s failure to meet a specific obligation in relation to a project or by a borrower’s failure to make a payment under the loan; and

(ii) is accompanied by a counter-guarantee and indemnity provided by the AIIB member in whose territory the relevant project is located, in connection with such guarantee.

Sovereign-backed financings are subject to general terms and conditions that are uniform across all sovereign-backed borrowers.

For sovereign-backed loans, these terms and conditions include the following:

●	all loans are denominated in U.S. dollars or in such other currency or currencies as the Bank may offer from time to time;

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pricing comprises the interest rate, front-end fee and commitment fee. For fixed-spread loans, the interest rate consists of a market-based reference rate and a fixed spread equal to a contractual lending spread, the Bank’s projected funding costs over the life of the loan and a market risk premium. For variable-spread loans, the interest rate consists of a market-based reference rate and a variable spread equal to a contractual lending spread and an actual funding cost margin. For both types of loans, depending on the maturity of the loan, a maturity premium may also be charged;

●	all loans must have a weighted average maturity of no more than 20 years and a final maturity of no more than 35 years; and

●	each loan that is not made to a member of the Bank must be secured by a guarantee from the relevant member.

Sovereign-backed guarantees include the following terms and conditions:

●	all guarantees are denominated in U.S. dollars or in such other currency or currencies as the Bank may offer from time to time;

●	all guarantees must have a weighted average maturity of no more than 20 years and a final maturity of no more than 35 years (unless the Board of Directors determines otherwise);

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pricing consists of three fees: (i) a standby (i.e., commitment) fee, (ii) a guarantee fee equal to the contractual lending spread and, if applicable, a maturity premium and (iii) a front-end fee charged based on the maximum amount of the guarantee;

●	the Bank may also charge a processing charge, as appropriate, to cover its internal and external processing costs; and

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the member in whose territory the project is located or for whose benefit the guarantee is made is required to indemnify the Bank for any payments the Bank makes under the guarantee and for all liabilities and expenses the Bank incurs in connection with the guarantee.

The Bank may make an advance (a “Preparation Advance”) to finance preparatory activities for a project to be supported by a sovereign-backed financing. A Preparation Advance is made only when there is a strong probability that the financing for which it is granted will be extended. Granting a Preparation Advance does not obligate the Bank to finance or otherwise support the project in question. The maximum aggregate principal amount of all approved Preparation Advances for any given project may not exceed the lesser of: (i) 10% of the total estimated amount of financing for the project or (ii) US$10.0 million equivalent. The President decides whether to approve each Preparation Advance.

Non-sovereign-backed Financing

Non-sovereign-backed financing means any financing to, or for the benefit of, a private enterprise or a sub-sovereign entity (such as a political or administrative sub-division of an AIIB member or a public sector entity) that is not backed by a guarantee or counter-guarantee and indemnity provided by a member to the Bank.

Non-sovereign-backed financings may take the form of loans, guarantees, credit lines to financial intermediaries, direct equity investments or indirect equity investments. The Bank may finance out of its own funds no more than 35% of the project’s value (including interest during construction). On an exceptional basis, if co-financing is unavailable, the Board of Directors may decide to approve a higher level of financing for the project.

Non-sovereign-backed financings are subject to terms and conditions that are set in accordance with market-based principles. Pricing is based on several factors, including (i) the intrinsic and macroeconomic risks of the project, (ii) the cost of funds to the Bank and (iii) the need to earn an appropriate return on the Bank’s capital, including on funds invested in direct and indirect equity of private entities.

The Bank may offer a range of options and features to meet the specific needs of the project.

Non-sovereign-backed Loans and Guarantees; Credit Lines to Financial Intermediaries

Non-sovereign-backed loans may be offered on a limited recourse basis, backed only by the existing and future cash flows and assets of the beneficiary of the project. The Bank may also extend non-sovereign-backed loans with the credit support of a third party; for example, the Bank may have recourse to designated assets or the balance sheet of the sponsor of the project or to a bank guarantee. Non-sovereign-backed loans are typically extended as senior loans and may require certain credit enhancements, such as guarantees or security arrangements. Subject to appropriate pricing, the

Bank may also extend loans that are subordinated to the prior payment of other debt of the beneficiary of the project or subordinated in repayment in the event of the beneficiary’s bankruptcy (or both). The Bank may provide non-sovereign-backed loans in the form of loan participations or loan syndications. In a loan participation, while remaining the lender of record for the full amount of the loan, the Bank transfers full commercial and business risk with respect to a part of the amount to other lenders, allowing them to partially finance the loan. In a loan syndication, the Bank joins a syndicate of commercial banks, whereby the Bank and other members of the syndicate undertake to lend specified portions of the total loan amount. The Bank may also offer non-sovereign-backed guarantees against default regardless of the cause or against default arising from specified events.

Non-sovereign-backed loans and guarantees are denominated in U.S. dollars or in such other currency or currencies as the Bank may offer from time to time. The Bank charges front-end fees, commitment fees (or standby fees in respect of guarantees) and fees for appraisal, prepayment, syndication or activities and services related to the financing (or guarantee fees in respect of guarantees), all typically at prevailing market rates. Unless the Board of Directors determines otherwise, the final maturity of a non-sovereign-backed loan must not exceed 18 years.

The Bank may also extend credit lines to financial intermediaries for on-lending in respect of projects that otherwise meet the Bank’s eligibility requirements for direct financings. In these cases, the Bank’s recourse is typically to the balance sheet of the financial intermediary, but the Bank may also require an assignment, by way of security, of the sub-loans granted by the financial intermediary.

Equity Investments

The Bank may make direct equity investments in private- or public-sector companies. It may invest either in a new enterprise or an existing enterprise. The investment may take a variety of forms, including subscriptions to ordinary shares or preference shares (or a combination of both) or a loan convertible into equity.

The Bank’s investment may generally not exceed 30% of the company’s ownership holdings. In exceptional circumstances, the Board may decide to approve a higher, but not controlling, share or (if the Bank’s investment is in jeopardy) the Bank may take control of the company in order to safeguard its investment.

The Bank may also selectively make equity investments through financial intermediaries, such as equity funds, choosing those managed by professional managers with relevant track records and remuneration arrangements in line with market practices.

In both direct and indirect equity investments, the Bank seeks credible exit strategies.

Financing Portfolio

As of December 31, 2019, the Bank had approved 63 financings (including 53 loans, six investments in funds, two equity financings and two investments in fixed-income securities) with a total amount of US$12,046.9 million. Of these financings, 60 were approved by the Board of Directors with a total approved amount of US$11,790.1 million, and three were approved by the President, pursuant to his delegated authority to approve certain financings, with a total approved amount of US$256.8 million. See “–Financing Approval Process–Non-sovereign-backed Financings–Approval and Preparation of Documentation.”

As of December 31, 2019, approved loans totaled US$10,242.9 million, of which US$4,576.5 million were committed amounts and US$2,320.4 million were disbursed amounts. Committed amounts are amounts the Bank has approved and committed to provide pursuant to legally-binding documentation, but has not yet disbursed. For sovereign-backed loans, these amounts are further limited to financings for which all conditions precedent required for disbursement have been satisfied. Disbursed amounts represent the gross carrying amount of the loans (i.e., including the transaction costs and fees that are capitalized through the effective interest method). Of all approved loans as of December 31, 2019, 40 were sovereign-backed and 13 were non-sovereign-backed loans; 28 were co-financings and 25 were stand-alone financings.

As of December 31, 2019, approved investments in funds totaled US$700.0 million, of which the Bank had disbursed US$31.8 million. As of December 31, 2019, investments in funds had a total fair value of US$29.7 million.

As of December 31, 2019, approved equity financings totaled US$104.0 million, of which the Bank had disbursed US$49.6 million. As of December 31, 2019, equity financings had a total fair value of US$48.2 million.

As of December 31, 2019, approved investments in fixed-income securities totaled US$1,000.0 million, of which the Bank had disbursed US$500.0 million. As of December 31, 2019, investments in fixed-income securities were accounted for at amortized cost and had a net carrying amount of US$479.8 million.

As of December 31, 2019, approved financings spanned a broad range of sectors, including energy, transport, urban development, water, finance and information, communication and technology (“ICT”), and, excluding multi-country financings (discussed below), pertained to projects in the following members: Azerbaijan, Bangladesh, Cambodia, China, Egypt, Georgia, India, Indonesia, Kazakhstan, Lao PDR, Myanmar, Nepal, Oman, Pakistan, Philippines, Russia, Singapore, Sri Lanka, Tajikistan, Turkey and Uzbekistan. As of December 31, 2019, of the approved financings, six (four investments in funds and two investments in fixed-income securities) were classified as multi-country financings because they are intended to involve beneficiaries in multiple members.

Geographic Distribution of Loans

The following table sets forth AIIB’s loan portfolio classified by geographic distribution:

	As of December 31, 2019		As of December 31, 2018

	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio

Committed Amounts
Central Asia	63.6	1%	71.2	2%
Eastern Asia	-	0%	200.0	6%
South-Eastern Asia	1,019.6	22%	820.7	25%
Southern Asia	2,228.8	49%	992.4	30%
Western Asia	945.3	21%	1,201.5	36%

Total Regional	4,257.3	93%	3,285.8	99%
Total Non-Regional	319.2	7%	42.3	1%

Total Committed	4,576.5	100%	3,328.1	100%

Disbursed Amounts
Central Asia	23.8	1%	16.5	1%
Eastern Asia	247.4	11%	47.0	3%
South-Eastern Asia	187.8	8%	98.6	7%
Southern Asia	671.1	29%	413.6	30%
Western Asia	1,062.3	46%	701.4	51%

Total Regional	2,192.4	95%	1,277.2	92%
Total Non-Regional	128.0	5%	104.2	8%

Total Disbursed	2,320.4	100%	1,381.4	100%

Note:

(1)	The amounts indicated for a particular geographic location include both sovereign-backed and non-sovereign-backed loans.

Loans by Sector

The following table sets forth AIIB’s loan portfolio by sector:

	As of December 31, 2019		As of December 31, 2018

	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio

Committed Amounts
Energy	1,184.0	26%	1,562.1	47%
Finance	211.5	5%	199.5	6%
ICT(2)/others	134.4	3%	125.2	4%
Transport	1,236.4	27%	620.6	18%
Urban	561.2	12%	249.7	8%

	As of December 31, 2019		As of December 31, 2018

	Amount (in millions of US$)(1)	As a percentage of total loan portfolio	Amount (in millions of US$)(1)	As a percentage of total loan portfolio

Water	1,249.0	27%	571.0	17%

Total Committed	4,576.5	100%	3,328.1	100%

Disbursed Amounts
Energy	1,466.2	63%	945.0	68%
Finance	88.5	4%	0.1	0%
ICT/others	71.6	3%	(1.1)	0%
Transport	557.0	24%	358.3	26%
Urban	104.1	5%	67.6	5%
Water	33.0	1%	11.5	1%

Total Disbursed	2,320.4	100%	1,381.4	100%

Note:

(1)	The amounts set forth in this table include both sovereign and non-sovereign-backed loans.

Loan Maturity

As of December 31, 2019, based on the final repayment date of the loans, none of AIIB’s disbursed and committed loans is scheduled to mature through 2024, US$4,951.0 million is scheduled to mature in 2025-2035 and US$1,945.8 million is scheduled to mature from 2036 onwards.

Ten Largest Borrowers

The following table sets forth the aggregate principal amount of loans (including both committed and disbursed amounts) to AIIB’s 10 largest borrowers (including both sovereign-backed and non-sovereign-backed borrowers) as of December 31, 2019:

Borrower	Amount (in millions of US$)	As a percentage of total loan portfolio
Ministry of Finance of India	1,820.3	26%
Ministry of Finance of Indonesia	692.8	10%
Southern Gas Corridor Closed Joint Stock Company of Azerbaijan	600.5	9%
Boru Hatları ile Petrol Taşıma A.Ş. (BOTAŞ) of Turkey	599.5	9%
Ministry of Finance of Pakistan	385.0	6%
Arab Republic of Egypt	299.9	4%
The Democratic Socialist Republic of Sri Lanka	279.4	4%
Special Economic Zone Authority of DUQM of Oman	265.8	4%
Indonesia Tourism Development Corporation	248.0	4%
Beijing Gas Group Company Limited of China	247.4	4%

Proposed Financings

As of March 31, 2020, the Bank had 70 proposed financings in the rolling investment pipeline for 2020-2022. The rolling investment pipeline includes all proposed financings for the next 24 months (updated on a rolling basis) that have passed project screening review and have subsequently been approved for inclusion into the pipeline. See “–Financing Approval Process–Non-sovereign-backed Financings–Project Screening Review.”

As of March 31, 2020, the proposed financings span a broad range of sectors, including energy, transport, urban development, water, finance and ICT, and, excluding multi-country financings (discussed below), would fund projects in the following members Bangladesh, Belarus, China, Georgia, India, Indonesia, Kazakhstan, Maldives, Mongolia, Nepal, Oman, Pakistan, Russia, Sri Lanka, Tajikistan, Turkey and Uzbekistan. As of March 31, 2020, of the proposed financings, nine (six investments in funds, two loans and one investment in fixed-income securities) were classified as multi-country financings.

Financing Approval Process

The Bank’s financing process is guided by its strategic goals and thematic priorities of sustainable infrastructure, cross-border connectivity and private capital mobilization. The Bank reviews financing proposals, seeking to achieve an appropriate balance among sectors, sovereign-backed and non-sovereign-backed financings and beneficiaries. The Bank’s Environmental and Social Framework is integral to the decision-making process on all projects. See “–Environmental and Social Framework.”

Non-sovereign-backed Financings

The approval process for non-sovereign-backed financings is described below. This approval process may be simplified in certain limited circumstances, including in respect of straightforward low- or medium-risk financings that are deemed well prepared prior to concept review or follow-on or repeat financings.

Project Screening Review

The Bank receives financing ideas and proposals from a variety of entities, including project sponsors, commercial banks, government entities and development partners. Each proposed financing undergoes preliminary project review screening to determine if it aligns strategically with the Bank’s purposes and priorities. At this stage, the Bank performs an initial integrity check on the sponsor(s) and beneficiary. If the proposed financing passes initial screening, it is included in the Bank’s rolling investment pipeline. See “–Proposed Financings.”

Assessment Prior to Concept Review

At this stage, further information is gathered about key aspects of the proposed financing in order to form a judgment on whether the proposed financing broadly meets the Bank’s operating principles and warrants dedicating significant resources to its preparation. Additional integrity and compliance checks, as well as initial environmental and social due diligence, are carried out prior to concept review.

Concept Review

A concept review is held before significant resources are spent on preparation of the financing. The purposes of the concept review are to (i) confirm that the proposed financing broadly fits within the purposes, policies, strategies and priorities of the Bank, (ii) assess whether the project merits the Bank’s investment of time and resources, (iii) assess and authorize the initial resource requirements for the proposed financing, (iv) discuss possible modifications to the proposed financing to enhance its contribution to the Bank’s objectives and (v) agree on the key issues to be addressed and the approach to resolving them.

For the concept review, a concept review project document is prepared and submitted to the Investment Committee. This concept review project document includes, among other things, the following information: (i) a summary of key financing terms, (ii) a description of the underlying project, including use of proceeds of the proposed financing, (iii) brief information on the beneficiary and sponsors, including the results of the initial integrity check, (iv) a rationale for the Bank’s involvement in the proposed financing, (v) a risk assessment of the proposed financing (including an indicative risk rating, economic capital and risk-weighted return on capital of the proposed financing), (vi) an assessment of necessary funding or hedging arrangements or of any other funding issues, (vii) a preliminary analysis on the potential environmental and social impact of the proposed financing, (viii) a summary of key project issues and (ix) a timetable for next steps. At this stage, the Bank assesses the extent to which the financing involves an international waterway, a disputed area or a de facto government (as such terms are used in the Bank’s Operational Policy on International Relations).

Comprehensive Due Diligence Assessment

If the proposal passes concept review, the Bank’s team in charge of the proposed financing conducts a comprehensive assessment that is designed to inform the Bank of the following: (i) the technical and financial aspects of the proposed financing, (ii) the creditworthiness of the beneficiary and the sponsors, (iii) the environmental and social risks and potential impact of the proposed financing, (iv) any issues in connection with procurement, legal and reputational concerns and (v) other relevant characteristics of the proposed financing. As part of this assessment, the Bank carries out a detailed financial and risk analysis of the proposed financing, as well as continues its integrity due diligence. Integrity due diligence includes gathering information with respect to the beneficiary and the sponsors, such as their corporate governance structure, beneficial ownership, financial transparency and strength, compliance and integrity, including in relation to tax matters, and any sanctions concerns.

If required by the Investment Committee during or after its concept review, an interim review document is submitted to the Investment Committee. Interim review is typically required when there are new significant developments with respect to the proposed financing or complex issues or other matters which require additional guidance from the Investment Committee.

After sufficient due diligence has been completed, the Bank begins work on a term sheet (or other document serving the same purpose as a term sheet), which later forms the basis for drafting the financing agreements.

Interim Review

In case of significant new developments or complex issues, the Investment Committee may require an interim review before preparation of the financing may advance further.

Final Review

The purposes of final review are for the Investment Committee to (i) assess, based on the final review project document, whether to recommend approval of the proposed financing and on what conditions, and (ii) authorize documentation of the deal (if approval is recommended). The final review project document contains, among other things, a discussion of new issues arising after the last review and changes to business terms and the financial model and negotiated term sheet.

Approval and Preparation of Documentation

If the proposed financing passes the final review, it undergoes a policy assurance review by the Bank’s Policy and Strategy department. Typically, no later than one working day after passing final review, a project summary information document is prepared and (subject to certain limited exceptions) disclosed. At the same time, and prior to approval, the Bank seeks to confirm that there are no objections from the member in whose jurisdiction the underlying project is to be carried out.

At this stage, an approval document is prepared and, upon the President’s recommendation, submitted to the Board of Directors for approval of the proposed financing (subject to the President’s delegated authority to approve certain projects, as discussed hereafter). Effective January 1, 2019, the Board of Directors has delegated authority to the President of the Bank, in his capacity as head of Bank management, to approve certain financings. This delegation is subject to limits based on the precedent-setting nature of the financing, the existence of significant strategy or policy issues and established risk tolerance. Any single Director may also require review by the Board of Directors of the financing. The Board of Directors undertakes periodic review of the President’s use of his delegated authority.

Following such approval, the legal documentation for the financing is prepared, negotiated and signed. Effectiveness of the financing is subject to the satisfaction of all conditions precedent.

Project Implementation and Monitoring

Project implementation and monitoring begins after signing of the legal documentation. The beneficiary is responsible for implementing the underlying project in a timely manner. If needed, the beneficiary may recruit consultants to provide specialized professional services in areas such as detailed design, procurement and capacity development.

The Bank’s team in charge of the financing remains fully engaged during the implementation of the underlying project both through site visits and continuous dialogue with the beneficiary on a variety of issues, including any environmental and social concerns. As part of the monitoring process, the Bank evaluates not only implementation of the underlying project, but also any event that would change the risk profile of such project and the beneficiary’s compliance with the covenants included in the financing agreements.

Project Completion and Evaluation

In addition to periodic reporting to the Board of Directors on material issues encountered during the implementation of the underlying project, the Bank prepares a completion report no later than six months after the full discharge of the beneficiary’s financial obligations to the Bank in connection with the financing. The report assesses the results of the underlying project and the Bank’s financing. Upon approval by the Investment Committee, the report is submitted to the Board of Directors for information.

Sovereign-backed Financings

The approval process for sovereign-backed financings is broadly similar to that for non-sovereign-backed financings. However, since these financings are made to or guaranteed by a Bank member, financing proposals are normally received from the Bank member or development partners. The Bank’s due diligence focuses on the impact of the proposed financing on the member’s fiscal sustainability, as well as on the environmental, social, fiduciary (procurement, financial management and disbursement) and other implementation aspects of the proposed financing. In addition, the Investment Committee’s final review (referred to as the “appraisal review” in the context of sovereign-backed financings) includes a determination of whether to authorize negotiations of the sovereign-backed financing documentation, which must be substantially complete before the approval of the financing is solicited (in contrast to non-sovereign-backed financings, where negotiations do not need to be completed in order to seek approval of the financing). For sovereign-backed financings, the project summary information document is typically prepared and disclosed promptly after concept review, with an update disclosed prior to consideration at appraisal review. The full project document is also disclosed (following approval of the financing), as well as the Bank’s project implementation monitoring reports for the financing.

Environmental and Social Framework

The Bank has established the Environmental and Social Framework, which is intended, among other things, to accomplish the following: (i) to ensure the environmental and social soundness and sustainability of projects financed (in whole or in part) by the Bank, (ii) to address environmental and social risks and impacts in Bank-financed projects, (iii) to provide a robust structure for managing operational and reputational risks of the Bank and its shareholders in relation to the environmental and social risks and impacts of Bank-financed projects, (iv) to provide a mechanism for addressing environmental and social risks and impacts in project identification, preparation and implementation and (v) to facilitate cooperation on environmental and social matters with development partners. Under the Bank’s Environmental and Social Framework, the Bank has established an Environmental and Social Policy and three associated Environmental and Social Standards, which set forth mandatory environmental and social requirements for each project financed (in whole or in part) by the Bank. In addition, the Bank has developed an environmental and social exclusion list, which sets forth activities and other items that the Bank will not knowingly finance. In furtherance of item (iv) noted above, the Bank has established a Project-affected People’s Mechanism (the “PPM”), which provides an opportunity for an independent and impartial review of submissions from people affected by the Bank’s financings who believe they have been, or are likely to be, adversely affected by the failure on the part of the Bank to implement its Environmental and Social Policy in situations where their concerns cannot be addressed satisfactorily through project-level grievance redress mechanisms or Bank management processes.

Economic Sanctions

The United Nations Security Council (the “UNSC”), the European Union and individual countries, including the United States, may impose economic sanctions and trade embargoes targeting certain countries, territories, entities and individuals. Such economic sanctions and embargo laws and regulations vary in their application with regard to countries, entities and individuals, and the scope of activities that are subjected to sanctions. These sanctions and embargo laws and regulations may be strengthened, relaxed or otherwise modified over time. Certain countries and territories (including the Crimea region, Cuba, Iran, North Korea and Syria), entities and individuals are targeted by sanctions and embargoes imposed by the United States, and several countries (currently North Korea, Iran, Sudan and Syria) have been identified as state sponsors of terrorism by the U.S. Department of State.

In the case of sanctions maintained by the United States, the President of the United States generally has broad discretion to impose or remove some sanctions pursuant to his authority under the International Emergency Economic Powers Act and the Trading with the Enemy Act. In addition, the United States may implement sanctions adopted by the UNSC in order to meet requirements imposed on member states of the United

Nations. Other sanctions programs, such as certain measures related to Iran, Cuba and Russia, are specifically mandated under U.S. statutes, including the Iran Sanctions Act of 1996, the Comprehensive Iran Sanctions, Accountability and Divestment Act, the Iran Threat Reduction and Syria Human Rights Act of 2012, the Iran Freedom and Counter-Proliferation Act, the National Defense Authorization Act for Fiscal Year 2012, the Countering America’s Adversaries Through Sanctions Act, the Cuban Democracy Act and the Cuban Liberty and Democratic Solidarity (Libertad) Act.

U.S. sanctions may be classified as “primary” sanctions or “secondary” sanctions. Primary sanctions make certain conduct by U.S. persons and persons subject to U.S. jurisdiction, and certain activities taking place in the United States, unlawful. Secondary sanctions generally target non-U.S. persons for conduct that occurs outside of the United States, subjecting those persons to sanction by the United States if they engage in specified conduct.

The Bank complies with applicable UNSC sanctions imposed under Chapter VII of the UN Charter and is mindful of and gives due regard to the restrictions contained in the various economic sanctions programs and embargo laws administered by the United States, the European Union and other jurisdictions that limit the ability of persons from doing business or trading with targeted countries, territories, entities and individuals. Although the Bank is not a U.S. person and does not operate in or from the United States, the Bank transacts in the ordinary course with various commercial counterparties that are required to comply with U.S. sanctions, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury. For example, such counterparties may serve as a correspondent bank for the Bank, or as another intermediary that is involved in funds flows in respect of the Bank’s loan, investment or funding operations. Furthermore, U.S. persons who are required to comply with U.S. sanctions may be employees of the Bank, or may serve as advisors or service providers to the Bank. U.S. persons also may be purchasers of securities issued by the Bank. In addition, secondary sanctions maintained by the United States may result in sanctions against the Bank if the Bank engages in targeted conduct, including facilitation of transactions and activities involving persons targeted by sanctions, including certain Iran-related persons.

The Bank seeks to avoid violations of sanctions and seeks to avoid engaging in sanctionable conduct, as violations or engagement in sanctionable conduct may restrict the Bank’s ability to access the U.S. capital markets, including the Bank’s ability to offer and sell securities in the United States, and may have a negative impact on the Bank’s business, operations or assets. The Bank screens transactions by consulting relevant sanctions lists of sanctioning authorities for sanctioned individuals, entities and other targets. Iran and Sudan are members of the Bank, and the Bank’s contacts with Iran and Sudan have concerned the same governance matters and processes common to all regional (in the case of Iran) and non-regional (in the case of Sudan) members, and no other particular contacts are currently contemplated. The Bank has not financed any projects in Iran or Sudan, nor are any such projects in the rolling investment pipeline. Certain provisions of U.S. law (a) prohibit U.S. persons and persons subject to U.S. jurisdiction from investing in or facilitating an investment in Iran or in any entity owned or controlled by the government of Iran and (b) require imposition of secondary sanctions on any person who is determined to have knowingly purchased, subscribed to, or facilitated the issuance of sovereign debt of the government of Iran or debt of any entity owned or controlled by the government of Iran. Iran’s shares represent less than two percent of the Bank’s overall capital, and Iran’s voting power is also under two percent. The Bank does not believe that Iran’s membership in the Bank constitutes control of the Bank by Iran such that any general-purpose security issued by the Bank, including securities offered by a prospectus contained in a registration statement filed under the U.S. Securities Act of 1933, would constitute an investment in sovereign debt of Iran or an entity owned or controlled by the government of Iran for purposes of these provisions.

It is possible that new, or changes to existing, sanctions-related legislation or agreements may impact the Bank’s business. Moreover, although the Bank believes that it is in compliance with all applicable sanctions and embargo laws and regulations, and intends to maintain such compliance, the scope of certain laws may be unclear, may be subject to changing interpretations or may be strengthened or otherwise amended. Any violation of sanctions or engagement in sanctionable conduct could result in fines, sanctions or other penalties, and could result in some investors deciding, or being required, to divest their interest, or not to invest, in securities issued by the Bank. The Bank cannot predict the impact that the imposition of secondary sanctions would have on the trading market for such securities or whether such sanctions would make it more difficult to sell and trade such securities in certain jurisdictions, including in the U.S. market.

AIIB Project Preparation Special Fund

In June 2016, in accordance with Article 17(1) of the Articles of Agreement, the Bank established the AIIB Project Preparation Special Fund (the “Project Preparation Special Fund”).

The Project Preparation Special Fund provides grants to support and facilitate through technical assistance the preparation of projects to be financed by AIIB in eligible members. Technical assistance eligible for financing includes, among others, consultancy services, equipment necessary for the preparation or delivery of such services or for the implementation of the recommendations made under such consultancy services, and related training.

Projects eligible for support are those (i) which are being considered for financing by AIIB and (ii) which are for the benefit of (a) one or more members of the Bank that, at the time the decision to extend the grant is made by the Bank, are eligible to receive financing from the International Development Association (the “IDA”) and (b) other members of the Bank with substantial development needs and capacity constraints; provided, however, that the cumulative amount of all grants extended to all projects for the benefit of such other members may not exceed, at any time, 30% of the aggregate amount of all contributions made to the Project Preparation Special Fund.

Any member of the Bank, any of its political or administrative sub-divisions, or any entity under the control of such member or such sub-divisions or any other country, entity or person approved by the President may become a contributor to the Project Preparation Special Fund by entering into a contribution agreement with the Bank (“Contributors”). Special Fund Resources for the Project Preparation Special Fund consist of (i) amounts accepted from Contributors, (ii) any income derived from investment of the resources of the Project Preparation Special Fund and (iii) any funds reimbursed to the Project Preparation Special Fund. The Bank is under no obligation to provide financial support to the Project Preparation Special Fund. The Bank, acting as administrator of the Project Preparation Special Fund, receives administration fees and cost recovery fees. See “–Ordinary Resources and Special Fund Resources” for further information about Special Fund Resources and related requirements.

As of December 31, 2019, committed contributions to the Project Preparation Special Fund totaled US$128.0 million, consisting of US$50.0 million from each of China and the United Kingdom, US$18.0 million from the Republic of Korea and US$10.0 million from Hong Kong, China. As of December 31, 2019, total paid contributions to the Project Preparation Special Fund equaled US$115.5 million, consisting of US$50.0 million from China, US$37.5 million from the United Kingdom, US$18.0 million from the Republic of Korea and US$10.0 million from Hong Kong, China.

As of December 31, 2019, the Bank had nine grants approved under the Project Preparation Special Fund, representing funds of approximately US$11.3 million, of which US$0.6 million has been cancelled due to the discontinuation of the underlying project by the lead financier. Such grants were provided to the following members: Bangladesh, Lao PDR, Pakistan, Nepal, Sri Lanka and Tajikistan.

Quality of Loan Portfolio

When a borrower fails to make payment on any principal, interest or other charge due to the Bank, the Bank may suspend disbursements on loans to that borrower. With respect to sovereign-backed loans, the Bank would cease approving new loans to the borrower once any loans are overdue by more than 30 days and suspend all disbursements to or guaranteed by the member concerned once any loans are overdue by more than 60 days.

As required by IFRS 9, AIIB uses the ECL model to estimate credit loss on financial assets, such as loan disbursements, and on other instruments, such as undrawn loan commitments. AIIB recognizes a provision to the extent the ECL of a financial instrument exceeds its gross carrying amount. See “Risk Management–Risk Types–Financing Credit Risk” and Notes B.3.3.5, B4.1 and D3 to the 2019 Audited Financial Statements for further discussion on the Bank’s credit quality analysis.

As of December 31, 2019, no AIIB assets were categorized as overdue, restructured trouble debt, in non-accrual status or written off, except for overdue contractual undiscounted paid-in capital receivables of US$335.9 million, which are not considered as impaired. Of this amount, US$161.2 million was collected as of April 3, 2020, the date of the signing of the 2019 Audited Financial Statements.

As of December 31, 2019, ECL increased to US$66.9 million from US$49.0 million as of December 31, 2018. The increase between December 31, 2018 and December 31, 2019 was mainly attributable to incremental provisions due to downgrades in the internal ratings of certain borrowers.

The following table shows AIIB’s total gross carrying amount of loan disbursements and exposure of loan commitments for both sovereign-backed and non-sovereign-backed loans with their respective ECL allowance balances:

	As of December 31,

	2019		2018

	(in thousands of US$)
	Loans and loan commitments	ECL	Loans and loan commitments	ECL
Sovereign-backed loans	6,166,864	(56,443)	4,123,810	(46,375)
Non-sovereign-backed loans	729,958	(10,482)	585,677	(2,598)

Total	6,896,822	(66,925)	4,709,487	(48,973)

RISK MANAGEMENT

AIIB has established a Financial and Risk Management Framework, which includes an outline of the Bank’s approach to risk and forms the guiding reference framework for all policies and guidelines related to risks.

Risk Philosophy

The Bank’s risk philosophy is the foundational pillar of the Bank’s approach to risk management. According to the risk philosophy, the Bank’s risk management function aims to accomplish the following three objectives:

●	enable the Bank to fulfill its mandate to promote infrastructure and other productive sectors;

●	ensure the stability and financial continuity of the Bank through efficient capital allocation and utilization, and comprehensively manage risks and reputational consequences; and

●	foster strong risk culture by embedding risk accountability in the Bank.

Risk Appetite Statement

The Bank’s Risk Appetite Statement (the “RAS”), inter alia, articulates the maximum aggregate level and types of risk that the Bank is willing to assume, within its Risk Capacity (as defined below), to achieve its strategic objectives and business plan (the “Risk Appetite”).

The maximum level of risk that the Bank can assume given its current level of resources before breaching constraints is determined by (i) available capital and liquidity needs, (ii) the operational environment (e.g., technical infrastructure, risk management capabilities and expertise) and (iii) Bank obligations (the “Risk Capacity”). The Bank allocates its Risk Capacity between core and non-core risks: core risks are those directly linked to the Bank’s investment operations mandate and non-core risks are those arising from activities, including treasury operations and other operational activities, supporting the Bank’s investment operations mandate.

The RAS classifies each risk type according to one of three appetite levels – low, medium or high:

●	Low appetite reflects risk events that have the potential to substantially damage the Bank, jeopardizing its ability to fulfill its mission.

●

Medium appetite reflects risk events that, while significant, are not a threat in isolation to the Bank. These risks are typically incurred as part of the Bank’s business, but not in the pursuit of the Bank’s strategic goals.

●	High appetite reflects risk events that are accepted, but closely managed, by the Bank. These risks are typically incurred in pursuit of the Bank’s strategic goals.

The Bank has established a variety of key performance indicators (“KPIs”) and key risk indicators (“KRIs”), which are monitored regularly. The Risk Management Department also performs stress tests of the Bank’s draft business plan to ensure compliance with the RAS. The Risk Committee informs the Board of Directors of the impact of the final business plan on the RAS and proposes remedial actions in the event the business plan causes the RAS to be breached. The RAS is submitted to the Board of Directors for its support both on an annual basis and in the event there is any material change to the RAS.

Risk Management Architecture

The risk management architecture comprises the Bank’s policies, processes, organizational structure and control and assurance system that, collectively, are designed to help the Bank identify, measure, monitor and control risks. The risk management architecture enables the implementation of AIIB’s risk philosophy and ensures accountability regarding risk management. The Board of Directors approves key risk policies and monitors core risk metrics and risk limits. The Audit and Risk Committee reviews risk-related policies and the RAS. The President recommends key risk policies for approval by the Board of Directors. The Risk Committee, which is chaired by the Chief Risk Officer and whose members include the Chief Financial Officer, the Vice President, Policy and Strategy, the Vice Presidents, Investment Operations and the General Counsel, exercises oversight on behalf of the President of the key risks of the Bank. The Risk Management Department, which is headed by the Chief Risk Officer, has overall responsibility for managing risks, including implementing risk management strategies, policies and procedures.

Key responsibilities of the Bank’s Risk Management Department are the following:

●	Risk Management and Oversight: Overall development and oversight of the Bank’s risk framework and policy, and direct governance of AIIB’s Risk Committee;

●	Guardian of Risk Appetite: Articulation of the Bank’s overall Risk Appetite and appropriate risk limits, and the embedding of the Risk Appetite into the Bank’s processes and culture;

●	Risk Identification and Assessment: Identification of all material risks, definition of key risk metrics and indicators and development of methodologies, indicators and models to measure risks;

●	Risk Monitoring and Reporting: Regular monitoring of AIIB’s risks and the development and maintenance of a concise upward risk reporting system;

●	Strategic Decision Making: Align overall business and operational plans with appropriate risk management and ensure that strategic planning reflects the Bank’s Risk Appetite;

●

Risk Optimization: Risk optimization and active risk management by shaping the risk profile within the Bank’s Risk Appetite limits, strategic capital allocation through risk-adjusted capital and development of risk-adjusted performance management; and

●	External Communication: Facilitate the consistent and proportionate disclosure of all risks to external parties, including interaction with rating agencies.

Three Lines of Defense

AIIB’s risk management activities are organized in line with the Three Lines of Defense Principle:

●

The first line of defense consists of the Bank’s business units where risks are taken, including investment operations and other client-facing functions, and is designed to ensure that AIIB effectively identifies, assesses, manages and reports risk;

●

The second line of defense is the Bank’s risk management and compliance functions. The risk management function is primarily responsible for overseeing the Bank’s risk-taking activities, undertaking risk assessments and reporting on risk-related work carried out by the first line of defense. The compliance function monitors compliance with laws, corporate governance rules and internal policies; and

●

The third line of defense is the Bank’s internal audit function, which is responsible, in part, for reviewing and providing assurance regarding the effectiveness of the Bank’s risk management activities and governance.

Capital Adequacy

The Bank’s capital supports its operations and acts as a cushion to absorb unexpected losses and/or a deterioration in the value of the Bank’s assets. AIIB manages capital adequacy risk in accordance with several limits, including the following. First, as required by Article 12(1) of the Articles of Agreement, the Bank’s total exposure from its investment operations must be less than the Bank’s total unimpaired subscribed capital, reserves and retained earnings. This limit may be increased up to 250% of the Bank’s unimpaired subscribed capital, reserves and retained earnings with the approval of the Board of Governors. Second, the Bank’s available capital (i.e., paid-in capital, plus reserves and accumulated retained earnings) must be greater than its economic capital (“ECap”) (a risk-sensitive measure used to determine the Bank’s capital requirements), based on an actual and a three-year projected balance sheet composition, both on a base case and on a stressed scenario basis. AIIB calculates ECap on financing credit risk, equity investment risk, market risk, counterparty credit risk and operational risk. The stress testing of the Bank’s available capital serves several purposes, including to set a buffer over ECap that protects the Bank’s credit ratings in the event of a severe and protracted crisis scenario.

Risk Types

AIIB has developed both qualitative and quantitative methodologies for identifying, measuring and managing risks. Material risks that the Bank currently faces or expects to face in the future are listed below.

Financing Credit Risk

Credit risk is the risk that a borrower or other counterparty fails to discharge an obligation, thereby causing a loss on the part of the Bank. The Bank is exposed to credit risk in its financing activities.

Sovereign credit risk relates to whether the sovereign borrower or guarantor: (i) has the capacity and willingness to service external debt obligations in general and Bank debt in particular, (ii) has an existing debt burden that is sustainable and (iii) honors the preferred creditor status of the Bank and other MDBs. Bank evaluation of sovereign credit risk is based on quantitative and qualitative risk measurements, including internal rating models and a variety of external sources. The Bank performs its own sovereign credit analysis and assigns its own internal credit ratings, comprising 12 grades. Grades 1-4 are considered investment grade. As of December 31, 2019, the rating of sovereign-backed loans ranged from 2 to 10. The Bank also sets certain exposure limits in respect of sovereign borrowings. As an MDB, the Bank does not participate in country debt rescheduling or debt reduction exercises of sovereign-backed loans or guarantees.

Non-sovereign credit risk relates to the creditworthiness of a private borrower (including a publicly owned company that does not have the benefit of an explicit sovereign guarantee) and the ability and willingness of such private borrower to repay its debt obligations. The Bank deploys a variety of tools to manage this risk, including assigning its own internal credit rating for the borrower (taking into account specific project, sector, macroeconomic and country credit risks) and possibly requiring a full or partial sovereign guarantee. For non-sovereign projects, risk ratings are normally capped by the sovereign credit rating, except where the Bank has recourse to a guarantor from outside the country that has a better rating than the local sovereign credit rating. As of December 31, 2019, the rating of non-sovereign loans ranged from 1 to 10 (on the Bank’s 12-grade internal credit ratings scale). The Bank also imposes certain exposure limits in respect of non-sovereign loans.

The Bank has adopted an ECL three-stage model for assessing credit risk: Stage 1 for those financial instruments that have not experienced a significant increase in credit risk (“SICR”) since initial recognition; Stage 2 for those financial instruments that have experienced a SICR since initial recognition; and Stage 3 for those financial instruments deemed credit-impaired. To determine whether SICR has occurred, the Bank examines quantitative, qualitative and backstop criteria. Quantitative criteria include a two-grade downgrade for investment grade loans or a one-grade downgrade for non-investment grade loans pursuant to the Bank’s internal credit rating system. Qualitative criteria include (i) adverse changes in business, financial or economic conditions, (ii) expected breach of contract that may lead to covenant waivers or amendments, (iii) transfer to watchlist/monitoring or (iv) change in payment behavior. As a backstop, SICR is deemed to have occurred if the payment under a financial instrument is past due by 30 or more days. To determine whether an asset is credit-impaired, the Bank assesses whether one or more events has occurred that will have a detrimental impact on the estimated cash flows of such asset. Evidence of credit impairment includes: (i) a significant financial difficulty of the borrower, (ii) a breach of contract, such as a default or past due event and (iii) an increasing likelihood that the borrower will enter bankruptcy or other financial reorganization.

The Bank measures ECL on both a 12-month and contractual lifetime basis. 12-month ECL is calculated in the following manner: Point-in-time probability of default * loss given default * exposure at default. Exposure at default is the loan balance at the period end, plus projected net disbursement in the next year. Lifetime ECL is the summation of the net present value of the ECL for each year. ECL calculations are performed for three different scenarios: baseline, good and bad. In respect of each loan, the Bank defines default to mean one or more of the following: (i) payment default (180 days past due for sovereign loans or 90 days past due for non-sovereign loans, with similar rules applying to investments in fixed-income securities), (ii) breach of specific covenants that trigger a default clause, (iii) default under a guarantee or collateral or other support agreement, (iv) failure to pay a final judgment or court order and (v) bankruptcy, liquidation or the appointment of a receiver.

The Bank writes off the gross carrying amount of a financial asset when it has no reasonable expectations of recovering the contractual cash flows on such asset in its entirety or a portion thereof. See “Operations of AIIB–Quality of Loan Portfolio” and Notes B.3.3.5, B4.1 and D3 to the 2019 Audited Financial Statements for further information on ECL calculations and balances.

The table below sets forth the Bank’s loans and commitments, classified by geographic distribution and ECL staging:

Region	As of December 31, 2019			As of December 31, 2018
	Stage 1	Stage 2	Total	Stage 1	Stage 2	Total
	(in thousands of US$)
Sovereign-backed loans
Asia	4,616,710	1,250,216	5,866,926	2,859,054	1,264,756	4,123,810
Non-Asia	299,938	—	299,938	—	—	—

Total sovereign-backed loans	4,916,648	1,250,216	6,166,864	2,859,054	1,264,756	4,123,810

Non-sovereign-backed loans
Asia	582,825	—	582,825	439,174	—	439,174
Non-Asia	119,851	27,282	147,133	146,503	—	146,503

Total non-sovereign-backed loans	702,676	27,282	729,958	585,677	—	585,677

Total	5,619,324	1,277,498	6,896,822	3,444,731	1,264,756	4,709,487

The Bank’s maximum exposure to credit risk from financial instruments other than undrawn loan commitments, before taking into account any collateral held or other credit enhancements, is the carrying amount of such instruments (as reflected on the Bank’s balance sheet). The maximum exposure to credit risk from undrawn loan commitments was US$4,576.5 million as of December 31, 2019 and US$3,328.1 million as of December 31, 2018.

The table below sets forth the Bank’s credit enhancements for loans and commitments:

	As of December 31, 2019	As of December 31, 2018
	(in thousands US$)
Guaranteed by sovereign members	2,013,863	1,764,711
Guaranteed by non-sovereign entities	367,915	266,469
Unguaranteed(1)	4,515,044	2,678,307

Total	6,896,822	4,709,487

Note:

(1)	The unguaranteed loan investments mainly represent sovereign loans and loan commitments granted to members.

Equity Investment Risk

Equity investment risk is the risk of losing money from investments in equities. The Bank may deploy a variety of measures to manage this risk. For example, if the equity is listed, the investment risk can be marked-to-market, subject to liquidity discounts. For unlisted equities, the investment risk is measured by reference to fair value, with the aid of valuation models and external benchmarks. Risk limits on equity investments are designed both to capture the maximum loss to which the Bank is exposed and to ensure that AIIB’s equity investments are well diversified and not concentrated.

The Bank treats its fund investments, such as limited partnership funds and other fund investments, in the same way as equity investments when they have the following features: (i) the investments entitle the Bank to distributions according to pre-determined arrangements during their lives and upon liquidation and (ii) the investments do not promise a particular return to the holders. As of December 31, 2019, the fair value of investments in limited partnership funds and other fund investments amounted to US$22.2 million and US$55.6 million, respectively.

Liquidity Risk

Liquidity risk is the risk that the Bank will not be able to meet efficiently both expected and unexpected current and future cash flows and collateral needs without affecting either daily operations or the financial condition of the Bank. AIIB manages liquidity risk in a variety of ways, including the setting of risk limits, the monitoring of liquidity risk ratios and early warning indicators, diversification, the deployment of liquidity buffers and the implementation of a liquidity contingency plan. Under Bank policy, the Bank maintains liquidity at levels at least equal to (i) 40% of net cash flow requirements for the next three years and (ii) 100% of net cash flow requirements for the next year under extreme stress conditions. The Bank also maintains a stock of high-quality liquid assets to meet potential liquidity requirements for a 30-day stress scenario and periodically conducts stress tests to ensure that it can meet its payment obligations.

The table below sets out the contractual maturities of the Bank’s material financial liabilities as of December 31, 2019:

	Less than 1 month	1-3 months	3-12 months	1-5 years	Over 5 years	Total
	(in thousands of US$)
Financial liabilities
Borrowings	—	—	(55,937)	(2,696,875)	—	(2,752,812)
Other liabilities(1)	(49,710)	—	—	—	—	(49,710)

Note:

(1)	Other liabilities represent collateral held in relation to interest rate swaps that becomes repayable dependent on daily movements in interest rates.

Market Risk

Market risk is the risk of losing money due to the overall performance of the financial markets for all marketable instruments in the Bank’s treasury and investment operations portfolio. The Bank is potentially exposed to two material market risks: currency and interest rate risk. The Bank employs a variety of methods to assess and mitigate market risks, such as monitoring the change in economic value of equity, the change in net interest income, the interest rate repricing gap, duration and value-at-risk indicators, as well as the setting of limits. Currency risk is managed through funding debt-funded assets in the same currency (on an after-hedging basis). The Bank manages refinancing risk by applying “pass-through pricing” for sovereign-backed financings and risk premia for non-sovereign-backed financings.

Counterparty Credit Risk

Counterparty credit risk is the risk that a treasury counterparty to a transaction defaults before the final settlement of such transaction’s cash flows.

The Bank manages counterparty credit risk through a variety of ways, including the following: (i) assigning a credit rating for each counterparty, which must be at or above a defined minimum for it to be considered an eligible counterparty, (ii) assigning a credit limit to each eligible counterparty before consummating any transaction with it, (iii) monitoring AIIB’s exposure to each counterparty and (iv) monitoring each counterparty’s credit quality, and using collateral agreements and limits adjustments to mitigate against deterioration in such credit quality.

As of December 31, 2019, the Bank was exposed to counterparty credit risk on its treasury portfolio, which mainly consisted of term deposits, money market funds and investments in portfolios of high credit quality securities managed by external asset managers. See “Management’s Discussion and Analysis of Financial Condition and Results of Operations–Balance Sheet–Assets.” The Bank is also exposed to counterparty credit risk on its derivatives transactions, which is managed through the use of credit support annexes that require the exchange of cash collateral (subject to minimum threshold amounts) and the posting of initial margin by the counterparty should its credit rating fall below a certain threshold.

Asset Liability Risk

Asset liability risks arise from the mismatch of assets and liabilities in terms of currency, interest rates or maturities. Asset liability risk is managed through a variety of tools, including balance sheet projections and the setting of risk limits.

The Bank offers loans in U.S. dollars and in other currencies, provided it has the means to adequately operate in such other currencies and manage associated risks (including through the use of currency swaps or other hedging mechanisms).

Debt-funded financial assets, such as loans, that create market exposures are funded on a back-to-back basis, managed through the use of financial derivatives or otherwise passed through to the borrower. Debt-funded financial assets may be funded with liabilities of a shorter maturity or with mismatched timing of cash flows, subject to defined debt redemption limits that impose a ceiling on the amount of liabilities that may mature during any period. Such refinancing risk may also be mitigated by charging risk spreads and maturity premiums. See “–Market Risk.”

Any financial derivative entered into by the Bank will be subject to limits and reporting requirements.

Model Risk

Model risk is the risk of adverse consequences arising from decisions based on incorrect or misused model outputs and reports. The Bank has established processes to ensure that the Bank’s models have been adequately validated, capture material risks and are conceptually sound and suitably controlled.

Operational Risk

Operational risk is the risk of loss, or detriment, resulting from inadequate or failed processes or systems, through human error or from the occurrence of external events. The Bank’s definition of operational risk is consistent with the Basel Committee Banking Industry Standards, but has been extended to include reputational risk. Effective management and mitigation of operational risk relies on a system of internal controls aimed at identifying various risks and establishing acceptable risk parameters and monitoring procedures.

Compliance Risk

Compliance risk is the risk of legal or regulatory sanctions, material financial loss or reputational loss that AIIB may suffer as a result of its failure to comply with laws, regulations, internal rules and standards. The Bank deploys a variety of measures to mitigate this risk.

Integrity Risk; Environmental and Social Risk

Integrity risk is the risk that the Bank or its clients will engage in activities that may have an adverse reputational impact on the Bank, whether due to the nature of those activities or due to the background and behavior of the entities with whom the Bank conducts those activities.

Environmental and social risk is the risk of breaching any applicable environmental and social rules and commitments, including those described in the Bank’s Environmental and Social Framework.

The Bank deploys a variety of measures to mitigate these risks, including impact assessments, ongoing interaction with counterparties, clients and other stakeholders and regular reporting and monitoring.

GOVERNANCE AND ADMINISTRATION

Pursuant to the Articles of Agreement, the Bank is administered and managed by the Board of Governors, the Board of Directors, a President, one or more Vice-Presidents and other officers and staff.

Board of Governors

All of the powers of the Bank are vested in the Board of Governors, consisting of one Governor and one Alternate Governor appointed by each member. While the Articles of Agreement do not specify criteria for the appointment of a Governor by the member, the composition of the Board of Governors includes officials of ministerial (or equivalent) rank. Alternate Governors may only vote in the absence of their principal. A Chairman is elected at each annual meeting and such person holds the office until the election of the next Chairman.

The Board of Governors may delegate to the Board of Directors any or all its powers, except the power to (i) admit new members and determine the conditions of their admission, (ii) increase or decrease the authorized capital stock of the Bank, (iii) suspend members, (iv) decide appeals from interpretations or applications of the Articles of Agreement given by the Board of Directors, (v) elect the Directors of the Bank and determine expenses to be paid for Directors and Alternate Directors, as well as their remuneration, if any, (vi) elect, suspend or remove the President and determine his/her remuneration, (vii) approve the general balance sheet and statement of profit and loss of the Bank, (viii) determine the reserves and the allocation and distribution of net profits of the Bank, (ix) amend the Articles of Agreement, (x) decide to terminate the operations of the Bank and to distribute its assets and (xi) exercise such other powers as expressly assigned to the Board of Governors in the Articles of Agreement. The Board of Governors retains full power to exercise its authority over any delegated matter.

All matters before the Board of Governors are decided by a majority of the votes cast, other than matters that are designated as a Super Majority Vote or Special Majority Vote pursuant to the Articles of Agreement. A Super Majority Vote requires an affirmative vote of two-thirds of the total number of Governors, representing not less than three-fourths of the total voting power of AIIB’s members. Matters requiring a Super Majority Vote include, among others, matters relating to (i) suspension of membership, (ii) termination of the Bank’s operations, (iii) distribution of assets, (iv) amendments to the Articles of Agreement, (v) increases in authorized capital, (vi) changing the subscription base so that regional members comprise less than 75% of total subscribed stock, (vii) increases to the subscription amount of a member, (viii) assistance to recipients beyond those authorized in the Articles of Agreement, (ix) allocation and distribution of net income otherwise than as provided by the Articles of Agreement, (x) electing, suspending or removing the President of the Bank and (xi) increasing or decreasing the size of the Board of Directors. A Special Majority Vote requires an affirmative vote of a majority of the total number of Governors, representing not less than a majority of the total voting power of AIIB’s members. A Special Majority Vote is required for certain matters, including, among others, those relating to (i) the issue of shares other than at par value, (ii) establishing subsidiary entities and (iii) admitting members of IBRD or ADB under different terms than provided for in the Articles of Agreement. As noted above under “Asian Infrastructure Investment Bank–Membership, Capital Structure and Reserves–Capital Structure,” voting rights acquired by a member in respect of paid-in and associated callable shares for which payments are due but have not been received are suspended until full payment is received by the Bank.

As of March 31, 2020, the Board of Governors was composed of the following members and alternates:

Member	Governor and Current Position with Member	Alternate and Current Position with Member

Afghanistan	Mohammad Humayon Qayoumi, Acting Minister of Finance and Chief Advisor to the President	Abdul Habib Zadran, Deputy Minister of Finance

Algeria	Abderrahmane Raouya, Minister of Finance	Abdelhak Bedjaoui, General Director of Foreign Economic and Financial Relations

Australia	Josh Frydenberg, Treasurer	Michael Sukkar, Assistant Treasurer

Austria	Eduard Muller, Federal Minister of Finance	Christoph Pesau, Senior Representative for Asia

Member	Governor and Current Position with Member	Alternate and Current Position with Member

Azerbaijan	Mikayil Jabbarov, Minister of Economy	Samir Sharifov, Minister of Finance

Bahrain	Shaikh Salman Khalifa Salman Alkhalifa, Minister of Finance	Yusuf Abdulla Humood, Financial Advisor

Bangladesh	A. H. M. Mustafa Kamal, Finance Minister	Fatima Yasmin, Secretary for Economic Relations Divisions

Belarus	Krutoy Dmitry Nikolaevich, Minister of Economy	Yermalovich Maxim Leonidovich, Minister of Finance

Belgium	Alexander De Croo, Finance Minister	Ronald De Swert, Counsellor General

Brunei Darussalam	Amin Liew Abdullah, Minister of Finance II	Dato Ahmaddin Abdul Rahman, Deputy Minister of Finance

Cambodia	Aun Pornmoniroth, Senior Minister of Economy and Finance	Vongsey Vissoth, Secretary of the State Ministry of Economy and Finance

Canada	Bill Morneau, Minister of Finance	John Hannaford, Deputy Minister for International Trade

China	Liu Kun, Finance Minister	Zou Jiayi, Vice Minister

Côte d’Ivoire	(vacant, pending appointment)	(vacant, pending appointment)

Cyprus	Kyriakos Kakouris, Head of Directorate of Administration and Finance	Costas Constantinides

Denmark	Rasmus Prehn, Minister for Development Cooperation	Trine Rask Thygesen, State Secretary for Development Policy

Ecuador	Richard Martinez, Minister of Economy and Finance	Fabian Carrillo, Vice Minister of Finance

Egypt	Mohamed Maait, Minister of Finance	Rania Al-Mashat, Minister of International Cooperation

Ethiopia	Ahmed Shide, Minister of Finance and Economic Cooperation	Admasu Nebebe, State Minister of Finance and Economic Cooperation

Fiji	Aiyaz Sayed-Khaiyum, Minister for Economy	Makereta Konrote, Permanent Secretary for Economy

Finland	Katri Kulmuni, Minister of Finance	Tuomas Saarenheimo, Permanent Under-Secretary

France	Bruno Le Maire, Minister for Economy and Finance	Odile Renaud-Basso, Director General of the Treasury

Georgia	Ivane Matchavariani, Minister of Finance	Giorgi Kobulia, Minister of Economy and Sustainable Development

Germany	Olaf Scholz, Vice Chancellor and Federal Minister of Finance	Wolfgang Schmidt, State Secretary of the Federal Ministry of Finance

Ghana	(vacant pending appointment)	(vacant pending appointment)

Greece	Christos Staikouras, Minister of Finance	Achilleas Tzimas, Head of EU Affairs & International Relations Directorate of the Ministry of Finance

Guinea	Mamadi Camara, Minister of Economy and Finance	Lounceny Nabe, Governor of Central Bank

Hong Kong, China	Paul MP Chan, Financial Secretary	James H. Lau Jr., Secretary for Financial Services and the Treasury

Member	Governor and Current Position with Member	Alternate and Current Position with Member

Hungary	Mihály Varga, Deputy Prime Minister for Economic Policy, Minister of Finance	Gabor Gion, Minister of State for Financial Affairs of the Ministry of Finance

Iceland	Bjarni Benediktsson, Minister of Finance and Economic Affairs	Guðmundur Árnason, Permanent Secretary, Ministry of Finance and Economic Affairs

India	Nirmala Sitharaman, Minister of Finance	Atanu Chakraborty, Secretary (EA) of the government of the Republic of India

Indonesia	Sri Mulyani Indrawati, Minister of Finance	Suharso Monoarfa, Minister of National Development Planning

Iran	Farhad Dejpasand, Minister of Economic Affairs and Finance	Seyed Alimohammad Mousavi, Vice Minister of Economic Affairs and Finance and President of the Organization for Investment, Economic and Technical Assistance

Ireland	Paschal Donohoe T.D., Minister of Finance	Derek Moran, Secretary General of the Department of Finance

Israel	Moshe Kahlon, Minister of Finance	Shira Greenberg, Chief Economist and Director of State Revenue, Research and International Affairs

Italy	Roberto Gualtieri, Minister of Economy and Finance	Gelsomina Vigliotti, Head of International Financial Relations, Treasury Department, Ministry of Economy and Finance

Jordan	Wissam Rabadi, Minister of Planning and International Cooperation	Zeina Toukan, Director of International Cooperation

Kazakhstan	Ruslan Erbolatovich Dalenov, Minister of National Economy of the Republic of Kazakhstan	Amaniyaz Kasimovich Yerzhanov, Vice-minister of Investments and Development of the Republic of Kazakhstan

Korea, Republic of	Nam-ki Hong, Deputy Prime Minister and Minister for Economy and Finance	Juyeol Lee, Governor of the Bank of Korea

Kyrgyz Republic	Baktygul Jeenbaeva, Minister of Finance	Sanjar Mukanbetov, Minister of Economy

Laos	Somdy Douangdy, Deputy Prime Minister and Minister of Finance	Thipphakone Chanthavongsa, Vice Minister of Finance

Luxembourg	Pierre Gramegna, Minister of Finance	Arsène Jacoby, Director of the Multilateral Affairs, Development and Compliance Department Ministry of Finance

Madagascar	Richard Randriamandrato, Minister of Economics and Finances	Ranjalahy Ihajambolatiana, Director General of Public Treasury

Malaysia	Tengku Dato’ Sri Zafrul Bin Tengku Abdul Aziz, Minister of Finance	Ahmad Badri Mohd Zahir, Secretary General of Treasury

Maldives	Ibrahim Ameer, Minister of Finance	Mohamed Aslam, Minister of National Planning and Infrastructure

Malta	Edward Scicluna, Minister for Finance	Mario Vella, Governor of the Central Bank of Malta

Mongolia	Khurelbaatar Chimed, Minister of Finance	Nyamaa Buyantogtokh, State Secretary Ministry of Finance

Myanmar	Soe Win, Union Minister for Planning and Finance	Maung Maung Win, Deputy Minister for Planning and Finance

Member	Governor and Current Position with Member	Alternate and Current Position with Member

Nepal	Yuba Raj Khatiwada, Finance Minister	Sishir Kumar Dhungana, Finance Secretary

Netherlands	Wopke Hoekstra, Finance Minister	Christiaan Rebergen, Treasurer General

New Zealand	Grant Robertson, Minister of Finance	Caralee McLiesh, Secretary and Chief Executive of the New Zealand Treasury

Norway	Dag-Inge Ulstein, Minister of International Development	Aksel Jakobsen, State Secretary, Ministry of Foreign Affairs

Oman	Darwish Ismail Al Balushi, Minister Responsible for Financial Affairs	Abdul Sallam Mohamed Al Murshidi, Executive President of the State General Reserve Fund

Pakistan	Muhammad Hammad Azhar, Federal Minister for Economic Affairs Division	Syed Pervaiz Abbas, Secretary, Economic Affairs Division

Philippines	Carlos G. Dominguez, Department of Finance Secretary	Maria Edita Z. Tan, Department of Finance Assistant Secretary

Poland	Tadeusz Koscinski, Minister of Finance	Pawel Samecki, Member of the Management Board of Narodowy Bank Polski

Portugal	Mário Centeno, Finance Minister	Eurico Brilhante Dias, Secretary of State of Internationalization

Qatar	Ali Shareef Al Emadi, Minister of Finance	Khalaf Ahmed Al Mannai, Undersecretary of the Ministry of Finance

Romania	Attila Gyorgy, State Secretary, Minister of Public Finance	Boni Florinela Cucu, General Director, Ministry of Public Finance

Russia	Maksim S. Oreshkin, Minister of Economic Development of the Russian Federation	Sergey Storchak, Deputy Minister of Finance of the Russian Federation

Samoa	Sili Epa Tuioti, Minister of Finance	Leasiosiofa’ Asisina Galumalemana M. Oscar Malielegaoi, Chief Executive Officer, Ministry of Finance

Saudi Arabia	Mohammed Aljadaan, Minister of Finance	Khalid Sulaiman Alkhudairy, Vice-Chairman & Managing Director of Saudi Fund for Development

Serbia	Siniša Mali, Minister of Finance	Peda Sovilj, Adviser of the Prime Minister for Infrastructure

Singapore	Indranee Rajah, Second Minister for Finance and Education	Tan Ching Yee, Permanent Secretary (Finance) Ministry of Finance

Spain	Nadia Calviño, Minister of Economy and Business	Ana de la Cueva Fernandez, Secretary of State for Economic & Business Affairs, Ministry of Economy and Business

Sri Lanka	Mahinda Rajapaksa, Minister of Finance, Economic and Policy Development	S.R. Attygalle, Secretary to the Treasury

Sudan	Magdi Hassan Mohamed Yassin, Minister of Finance & Economic Planning	Husein Yahya Jangool, Governor of Central Bank of Sudan

Sweden	Magdalena Andersson, Minister for Finance	Max Elger, State Secretary

Switzerland	Guy Parmelin, Head of the Federal Department of Economic Affairs, Education and Research	Ignazio Cassis, Federal Councillor, Head of Federal Department of Foreign Affairs

Member	Governor and Current Position with Member	Alternate and Current Position with Member

Tajikistan	Solehzoda Ashurboy, Assistant to the President	Muminzod Abdulmajid, First Deputy Chairman of the State Committee on Investment and State Property Management

Thailand	Apisak Tantivorawong, Minister of Finance	Prasong Poontaneat, Permanent Secretary

Timor-Leste	Sara Lobo Brites, Vice Minister and Interim Minister of Finance	Helder Lopes, Senior Economic and Public Finance Management Advisor

Turkey	Berat Albayrak, Minister of Treasury and Finance	Bülent Aksu, Deputy Minister of Treasury and Finance

United Arab Emirates	Sultan Ahmed Al Jaber, Minister of State	Mohammed Saif Al Suwaidi, Director General of Abu Dhabi Fund for Development

United Kingdom	Rishi Sunak, Chancellor of the Exchequer	Mark Bowman, Director-General International and EU, Her Majesty’s Treasury

Uzbekistan	Sardor Uktamovich Umurzakov, Minister of Investments and Foreign Trade	Sunnatilla Xusanovich Bekenov, First Deputy Minister of Investments and Foreign Trade

Vanuatu	Gaetan Pikioune, Minister of Finance and Economic Management	Letlet August, Director General, Ministry of Finance and Economic Affairs

Vietnam	Le Minh Hung, Governor of State Bank of Viet Nam	Nguyen Thi Hong, Deputy Governor of State Bank of Viet Nam

Board of Directors

The Board of Directors is responsible for the direction of the Bank’s general operations through the exercise of powers delegated to it by the Board of Governors, in addition to those expressly assigned to it by the Articles of Agreement. Matters before the Board of Directors are decided by a majority vote, except as otherwise provided in the Articles of Agreement.

In addition to any powers delegated by the Board of Governors, the Board of Directors shall (i) prepare the work of the Board of Governors, (ii) establish policies of the Bank and, with a majority representing not less than three-fourths of the total voting power of the members, take decisions on major operational and financial policies and on delegation of authority to the President under Bank policies, (iii) take decisions concerning operations of the Bank and, with a majority representing not less than three-fourths of the total voting power of the members, decide on the delegation of such authority to the President, (iv) supervise the management and operation of the Bank and establish an oversight mechanism for that purpose, (v) approve the strategy, annual plan and budget of the Bank, (vi) appoint committees and (vii) submit the annual audited accounts for approval of the Board of Governors.

The Board of Directors consists of 12 members who are not members of the Board of Governors. Nine are elected by the Governors representing regional members, and three are elected by the Governors representing non-regional members. Each Director is elected by the Governors of a particular constituency, which is a small group of members with a minimum aggregate voting power. At the most recent election in 2018, the minimum aggregate voting power was 5% for constituencies electing regional Directors and 8% for constituencies electing non-regional Directors. Although the Bank has no mandated single-member constituencies and constituencies may be formed through agreements among members themselves, currently each of India and China would have the voting power to elect one of the 12 members of the Board of Directors. Each Director appoints an Alternate Director (or two Alternate Directors in respect of those Directors casting votes for five or more members) who may participate in the meetings, but who only has the full power to act when the Director is not present. The Directors, who serve the Bank on a non-resident basis, hold office for two-year terms and may be re-elected. They also must be nationals of member jurisdictions and persons of recognized capacity and experience in economic and financial matters. The Articles of Agreement further specify that the nomination and voting by Governors for Directors and the appointment of Alternate Directors by Directors shall respect the principle that each founding member shall have the privilege to designate the Director or an Alternate Director in its constituency permanently or on a rotating basis.

The Board of Directors was composed of the following members as of March 31, 2020:

Name	Alternates	Constituency Members(1)

Abdulaziz M. Alrasheed (Saudi Arabia)	Adel Al Hosani (UAE) Khaled Mohammed Al-Suwaidi (Qatar)	Bahrain Jordan Oman Qatar Saudi Arabia United Arab Emirates

Muhammad Aslam Chaudhary (Pakistan)	Mehmet Alper Batur (Turkey) Nikoloz Gagua (Georgia)	Azerbaijan Brunei Darussalam Georgia Kyrgyz Republic Pakistan Turkey

Grigory Butrin (Russia)	Nurlan Shokbabayev (Kazakhstan) Kourosh Taherfar (Iran)	Belarus Iran Kazakhstan Russia Tajikistan

Mark Dennis Y.C. Joven (Philippines)	Sukmeena Bhasavanich (Thailand) Zarina Zakaria (Malaysia)	Bangladesh Malaysia Maldives Nepal Philippines Thailand

Sameer Kumar Khare (India)	Prasanna Salian (India)	India

Christopher Legg (Australia)	Khuong Thanh Ha (Vietnam)	Australia New Zealand Singapore Vietnam

Emil Levendoğlu (United Kingdom)	Paul Sverre Tharaldsen (Norway) Eva Haghanipour (Sweden)	Denmark Hungary Iceland Norway Poland Romania Sweden Switzerland United Kingdom

Philippe O’Quin (France)	Birgit Reichenstein (Germany) Fabrizio Costa (Italy)	Austria Belgium Cyprus Finland France Germany Greece Ireland Italy Luxembourg Malta Netherlands Portugal Spain

Name	Alternates	Constituency Members(1)

Il Young Park (Korea, Republic of)	Ofer Peleg (Israel) Sardor Umurzakov (Uzbekistan)	Fiji Israel Korea, Republic of Mongolia Samoa Uzbekistan

Katharine Rechico (Canada)	Ahmed Kouchouk (Egypt)	Canada Egypt Ethiopia Guinea Madagascar

Suminto (Indonesia)	Si Si Pyone (Myanmar) Pen Thirong (Cambodia)	Afghanistan Cambodia Indonesia Lao People’s Democratic Republic Myanmar Sri Lanka Timor-Leste

Wencai Zhang (China)	Junhong Chang (China)	China Hong Kong, China

Note:

(1)	As of March 31, 2020, Algeria, Côte d’Ivoire, Ecuador, Ghana, Serbia, Sudan and Vanuatu have not yet assigned their respective votes.

Biographical information for each Director is included below.

Mr. Abdulaziz M. Alrasheed – Director

Mr. Alrasheed has been a member of the Board of Directors since March 2019. Mr. Alrasheed currently holds the position of Assistant Minister for International Financial Affairs and Macro-Fiscal Policy at the Ministry of Finance of Saudi Arabia. Mr. Alrasheed has significant public sector experience, having held various positions with the national administration of Saudi Arabia. Previously, Mr. Alrasheed served as Deputy Minister for Economic Affairs (2017-2018), as Assistant Deputy Minister for Economic Policies (2016-2017) and as an economist in several government agencies in Saudi Arabia.

Mr. Muhammad Aslam Chaudhary – Director

Mr. Aslam Chaudhary has been a member of the Board of Directors since December 2017. He has many years of experience in the government of Pakistan working in the areas of development finance, public policy, project management, audit and evaluation, client relationship management and public sector governance. Mr. Aslam Chaudhary is presently serving as Joint Secretary at the Ministry of the Economic Affairs Government of Pakistan, in which role he works closely with multilateral and bilateral development partners.

Mr. Grigory Butrin – Director

Mr. Butrin has been a member of the Board of Directors since November 2017. Mr. Butrin has substantial expertise in banking and finance, having held positions in both the public and private sectors. He currently serves as a Director of the Projects Department at the Ministry of Economic Development of the Russian Federation. Previously, Mr. Butrin worked as an Advisor to the First Deputy Prime Minister and Minister of Finance of the Russian Federation and evaluated various investment projects at the Russian Direct Investment Fund and Russia China Investment Fund.

Mr. Mark Dennis Y.C. Joven – Director

Mr. Joven has been a member of the Board of Directors since July 2018. Mr. Joven currently serves as the Undersecretary for the International Finance Group of the Philippine Department of Finance. In his previous role as Assistant Secretary of the Revenue Operations Group of the Department of Finance, Mr. Joven represented the Philippines in tax treaty negotiations and in various international tax fora. Prior to public service, Mr. Joven managed an active tax practice for 15 years. A lawyer and certified public accountant by training, Mr. Joven advised on matters related to estate planning, cross-border transactions and tax advocacy and served as a faculty member at the University of the Philippines College of Law and the University of the Philippines College of Business Administration, where he taught courses on wills & estates, tax and financial accounting.

Mr. Sameer Kumar Khare – Director

Mr. Khare has been a member of the Board of Directors since June 2018. Mr. Khare has significant public sector experience, including in the Indian Administrative Service. He currently serves as the Additional Secretary in the Department of Economic Affairs of the government of India, where he is responsible for relations with certain MDBs, including the World Bank, ADB, African Development Bank, European Bank for Reconstruction and Development (“EBRD”), International Fund for Agricultural Development (“IFAD”) and other MDBs and as the department’s Chief Vigilance Officer. He is currently India’s Alternate Governor to IFAD. Previously, Mr. Khare served in a variety of government capacities, including as Joint Secretary, Department of Economic Affairs, where he was responsible for relations with such multilateral organizations as the G-20, the Association of Southeast Asian Nations, BRICS, the South Asian Association for Regional Cooperation (“SAARC”) and the United Nations Development Programme. Mr. Khare was also India’s G-20 Sous Sherpa (2016-2017) and co-chaired the G-20 Framework Working Group. Mr. Khare has also held a number of directorships, including serving as the Indian government’s nominee at the United Bank of India (2017-2020), IFAD (2017) and the SAARC Development Fund (March 2016-August 2017).

Mr. Christopher Legg – Director

Mr. Legg has been a member of the Board of Directors since January 2016, having previously served as Australia’s Chief Negotiator for the establishment of AIIB from April to December 2015. Mr. Legg is a career Australian senior civil servant, having held a number of senior positions in the Australian Treasury relating to international economic relations, foreign investment and the Australian financial system. His most recent position was the Australian Treasury’s Chief Advisor on Infrastructure and National Security Issues (from September 2013 until taking on his current role at the Bank). He has also recently co-chaired the G-20 Infrastructure Working Group and was Acting Deputy Secretary of Treasury’s Macroeconomic Group for an extended period in 2008 and again from October 2019 through January 2020. From 2008 to 2012, Mr. Legg served on the Executive Board of the International Monetary Fund (the “IMF”), first as Alternate Director and then, from November 2010, as Executive Director for the Asia and Pacific Constituency. From 1995 to 1999, he was an Alternate Executive Director at the World Bank.

Mr. Emil Levendoğlu – Director

Mr. Levendoğlu has been a member of the Board of Directors since June 2017. Mr. Levendoğlu serves as the Director of International Economics in the United Kingdom Cabinet Office and is the United Kingdom’s G-20 and G7 Sous-Sherpa. Prior to joining the Cabinet Office in 2019, Mr. Levendoğlu worked for 18 years at HM Treasury, in a variety of roles focusing on international and financial services policy. Throughout his United Kingdom civil service career, Mr. Levendoğlu has also worked as a consultant on financial services and development issues, with a focus on Africa. He began his professional life working in the financial services industry in London.

Mr. Philippe O’Quin – Director

Mr. O’Quin has been a member of the Board of Directors since August 2019, having previously served as an Alternate Director of the Bank since July 2018. Mr. O’Quin has served in a number of senior positions with the French Ministry for the Economy and Finance. From 1991 to 2017, Mr. O’Quin has held a number of senior positions in French diplomatic missions overseas, including as French Ambassador to Iceland and as Minister-Counsellor for Economic Affairs at the French Embassy in Madrid (Spain), the French Permanent Representation to the European Union and the French Embassy in London.

Mr. Il Young Park – Director

Mr. Park has been a member of the Board of Directors since March 2020. Mr. Park currently holds the position of Director General of the Development Finance Bureau at the Ministry of Economy and Finance of the Republic of Korea. Mr. Park has significant public sector experience, having held various positions at the Ministry of Economy and Finance of the Republic of Korea related to international economic policy and international trade. Prior to becoming Director General, Mr. Park served as Policy Advisor to the Deputy Prime Minister of the Republic of Korea (2018-2020). Mr. Park’s experience with international financial institutions includes roles such as a Senior Advisor to the Executive Director of the Asia and the Pacific Office of the IMF (2015-2017) and Economist of the Development Economics and Chief Economist Policy Review Unit of the World Bank (2008-2011).

Ms. Katharine Rechico – Director

Ms. Rechico has been a member of the Board of Directors since February 2020. She is currently the Assistant Deputy Minister of International Trade and Finance at the Department of Finance Canada, where she covers a broad range of international finance, trade and development issues. Previously, Ms. Rechico served as the Assistant Secretary to the Cabinet, Liaison Secretariat for Macroeconomic Policy at the Office of the Privy Council of Canada. Ms. Rechico has also held a number of other positions in the Department of Finance, including Director General of International Finance and Development and Acting Director General of Federal Provincial Relations, and has worked in the Tax Policy and Economic and Fiscal Policy branches. Between 2002 and 2005, Ms. Rechico served as the Economics and Finance Counsellor at the Canadian Delegation to the Organization for Economic Co-operation and Development.

Dr. Suminto – Director

Dr. Suminto has been a member of the Board of Directors since October 2019. He currently serves as Assistant Finance Minister for Macro Economy and International Finance of Indonesia. Dr. Suminto is also a member of the Board of Directors of the Indonesia Eximbank and a Commissioner on Indonesia’s National Social Security Council. Previously, Dr. Suminto was the Assistant Finance Minister for Government Expenditure (2018-2019), before which he served as Director of Islamic Financing (2014-2018) and acting Director of Loans and Grants (2017-2018). Prior to these roles, Dr. Suminto held a variety of positions in the Directorate General Budget, Directorate General Treasury, Secretariat General and Directorate General Debt Management/Directorate General Budget Financing and Risk Management of the Ministry of Finance of Indonesia.

Dr. Wencai Zhang – Director

Dr. Zhang has been a member of the Board of Directors since February 2019. Dr. Zhang has significant experience in the public sector, including with international financial institutions and the Ministry of Finance of China. He currently holds the position of Director General of the Department of International Economic and Financial Cooperation at China’s Ministry of Finance and also represents China as Alternate Governor at IFAD and as Director at the New Development Bank. Dr. Zhang previously served at the Ministry of Finance of China in various senior capacities, including as the Director General of the Department of External Economic Cooperation from 2012 to 2013, and as the Deputy Director General for the International Department from 2004 to 2012, where he worked on various multilateral initiatives, including the G-20, the ASEAN+3 and the Asia Pacific Economic Cooperation. In the field of international financial institutions, Dr. Zhang served as Vice President of ADB from 2013 to 2018 and as Director for China at ADB from 2007 to 2009. From 1993 to 1996, he was Advisor to the Executive Director for China at the World Bank.

Board Committees

Audit and Risk Committee

The role of the Audit and Risk Committee is to (i) review the Bank’s financial statements and accounting, auditing and financial reporting practices, procedures and issues, (ii) review the selection procedures for and the qualification and performance of the external auditors and review the reports from the external auditors and ensure appropriate action be taken in respect of major improvement areas identified, (iii) review the scope of work and internal audit plan and the effectiveness of the internal audit function, (iv) review the effectiveness of internal control systems, (v) review the

Bank’s financial and risk-related policies, including the Bank’s Financial and Risk Management Framework and RAS and (vi) receive reports on violations of the Bank’s Policy on Prohibited Practices from the Managing Director of the Bank’s Complaints-resolution, Evaluation and Integrity Unit.

The Audit and Risk Committee is composed of at least three and up to four Directors and two external members (appointed by the President in consultation with the Board of Directors). The current members of this committee are Ai Phing Cheng (external member), Jan Engström (external member), Sameer Kumar Khare (vice chair), Emil Levendoğlu (chair), Suminto and Zhang Wencai.

Budget and Human Resources Committee

The role of the Budget and Human Resources Committee (the “BHR Committee”) is to (i) review the proposed annual administrative budget, taking into account the Bank’s annual business plan, and review the quarterly budget execution update and report thereon to the Board of Directors, (ii) review and assess the implementation of staffing strategies, compensation and benefits policies and related issues periodically and make recommendations to the Board of Directors as appropriate, (iii) review the human resources update report semi-annually, (iv) undertake the functions required of it pursuant to the Code of Conduct for Board Officials (the “Code of Conduct”), including considering matters relating to the implementation, interpretation and application of the Code of Conduct and requests for guidance concerning conflicts of interest, annual financial disclosures or other ethical aspects of conduct, as well as allegations of misconduct under the Code of Conduct, (v) receive summaries of any administrative review decision issued under Staff Rule 8.01 (relating to staff employment administrative review procedures), (vi) consider any other aspects of the annual administrative budget and the Bank’s human resources as the Board of Directors may request and report thereon to the Board of Directors and (vii) receive briefings on significant actions proposed by the President under the Bank’s Policy on Compensation and Benefits, prior to implementation of the proposed actions.

The BHR Committee is composed of at least four and up to six Directors. The current members of this committee are Abdulaziz M. Alrasheed, Muhammad Aslam Chaudhary (vice chair), Grigory Butrin, Emil Levendoğlu, Philippe O’Quin (chair) and Suminto.

Policy and Strategy Committee

The role of the Policy and Strategy Committee (the “P&S Committee”) is to (i) review the Bank’s operational policies (other than financial and risk-related policies), including but not limited to environmental, social and procurement policies, and report thereon to the Board of Directors, (ii) advise on the development of the Bank’s strategies and report thereon to the Board of Directors, (iii) review the proposed annual business plan, taking into account the annual administrative budget, and report thereon to the Board of Directors, (iv) undertake any other activities consistent with its terms of reference as the Board of Directors may request and report thereon to the Board of Directors and (v) receive updates on the findings of project evaluations, and requests filed by project-affected people under the PPM, as part of the Bank’s oversight mechanism.

The P&S Committee is composed of at least four and up to six Directors. The current members of this committee are Mark Dennis Y.C. Joven (vice chair), Sameer Kumar Khare, Christopher Legg, Il Young Park, Katharine Rechico and Zhang Wencai (chair).

Senior Management

The President, who serves as the legal representative of the Bank, is elected by a Super Majority Vote. The President must be a national of a regional member jurisdiction and may not be a Governor, a Director or an alternate for either. The term of office of the President is five years with the possibility of one additional term. The term of the current President, Mr. Jin Liqun, his first term, is currently scheduled to expire in 2021. The President is the Chairman of the Board of Directors, but has no vote other than a tie-breaking vote. The President may also participate in the meeting of the Board of Governors, but has no vote. The President is supported by a team of senior management. The team currently includes five Vice Presidents who are responsible for Policy and Strategy, Investment Operations, Administration and the Corporate Secretariat. Vice Presidents are appointed by the Board of Directors upon the recommendation of the President. Senior management also includes the Chief Financial Officer, the Chief Risk Officer and the General Counsel.

The President has the authority to establish management committees. Such committees perform a variety of functions, and currently include the following: (i) the Executive Committee, (ii) the Investment Committee, (iii) the Special Fund Committee, (iv) the Human Resources Review Committee, (v) the Risk Committee, (vi) the Corporate Procurement Committee, (vii) the Asset and Liability Management Committee, (viii) the Project Screening Committee and (ix) the Strategic Information Technology Committee.

The President, officers and staff of the Bank, in the discharge of their offices, are responsible solely to the Bank and may not recognize any other authority. The members are obligated to respect the international character of this obligation. Moreover, the Bank, its President, officers and staff may not interfere in the political affairs of any members nor be influenced in their decisions by the political character of any member. Senior management is currently composed of the following individuals:

Name	Title
Mr. Jin Liqun	President
Sir Danny Alexander	Vice President and Corporate Secretary
Mr. Konstantin Limitovskiy	Vice President, Investment Operations (Region 2)
Dr. D.J. Pandian	Vice President, Investment Operations (Region 1)
Dr. Joachim von Amsberg	Vice President, Policy and Strategy
Mr. Luky Eko Wuryanto	Vice President and Chief Administration Officer
Mr. Andrew Cross	Chief Financial Officer
Mr. Martin Kimmig	Chief Risk Officer
Mr. Gerard Sanders	General Counsel

Biographical information for each member of senior management is included below.

Mr. Jin Liqun – President

Mr. Jin Liqun is the inaugural President and Chairman of the Board of Directors. Before being elected as the Bank’s first president, Mr. Jin served as Secretary-General of the Multilateral Interim Secretariat tasked with establishing the Bank. Mr. Jin has significant experience across the private and public sectors, as well as with MDBs. He served as Chairman of China International Capital Corporation Limited, China’s first joint-venture investment bank, as Chairman of the Supervisory Board of China Investment Corporation and as Chairman of the International Forum of Sovereign Wealth Funds. Mr. Jin previously served as Vice President, and then Ranking Vice President, of ADB and as Alternate Executive Director for China at the World Bank and at the Global Environment Facility. He spent nearly two decades at the Chinese Ministry of Finance, reaching the rank of Vice Minister. Mr. Jin is a national of China.

Sir Danny Alexander – Vice President and Corporate Secretary

Sir Danny Alexander is responsible for the Bank’s relations with its members, the Board of Governors, the Board of Directors and other aspects of governance, including the admission of new members. As Chief Secretary to the Treasury, Sir Danny was one of the leaders of the United Kingdom coalition government between 2010 and 2015. He was knighted in 2015 and is a national of the United Kingdom.

Mr. Konstantin Limitovskiy – Vice President, Investment Operations (Region 2)

Mr. Konstantin Limitovskiy is Vice President, Investment Operations, in which role he oversees the entire project cycle for sovereign and non-sovereign investments in Pakistan, Afghanistan, Central Asia, East Asia, West Asia, Europe, Africa and Latin America. Prior to this role, he was Chief Programming Officer and Senior Advisor to the President and was head of the Client Relations and Programming Office. Before joining AIIB, Mr. Limitovskiy served as the Deputy Chairman of the Eurasian Development Bank, where he was responsible for leading business activities in infrastructure. Prior to his time with the Eurasian Development Bank, among other roles, Mr. Limitovskiy managed international project finance at VTB Group in Russia, was responsible for leveraged and structured finance operations at Gazprombank and Alfa Bank and led banking activities in infrastructure finance at the Black Sea Trade and Development Bank, an MDB headquartered in Greece. Mr. Limitovskiy is a national of the Russian Federation.

Dr. D.J. Pandian – Vice President, Investment Operations (Region 1)

Dr. D.J. Pandian has been working with AIIB as Vice President, Investment Operations since March 2016. During the last four years, he has successfully delivered 63 projects in 21 members, amounting to more than US$12 billion, and built a strong foundation for the future growth of the Bank. Currently, he is in charge of overseeing all sovereign and non-sovereign lending in South Asia and South East Asia and is responsible for the end-to-end management of the Bank’s project pipeline in these regions, from identification to implementation. Before joining AIIB, Dr. Pandian had an extensive career spanning 30 years in the Indian Administrative Service, holding key positions at state, national and international levels in the energy, infrastructure and finance sectors. Dr. Pandian is a national of India.

Dr. Joachim von Amsberg – Vice President, Policy and Strategy

Dr. Joachim von Amsberg drives the strategic direction for the Bank, including its sectoral and country priorities, its investment strategy and programming, its economic analysis and research and its operating budget. He oversees the Bank’s environmental and social policies, other operational policies and their implementation. He previously served in a number of progressively more senior roles at the World Bank where he most recently held the position of Vice President, Development Finance, in which role he was responsible for the replenishment and stewardship of IDA, the World Bank Group’s fund for the poorest countries, and for trust fund and partnership operations. Dr. von Amsberg is a national of Germany.

Mr. Luky Eko Wuryanto – Vice President and Chief Administration Officer

Mr. Luky Eko Wuryanto is responsible for overseeing human resources, information technology and facilities and administration services. Prior to this role, he served in senior positions in the Indonesian government for more than 20 years, most recently as the Deputy Coordinating Minister for Infrastructure Acceleration and Regional Development, Coordinating Ministry for Economic Affairs. Mr. Wuryanto is a national of Indonesia.

Mr. Andrew Cross – Chief Financial Officer

Mr. Andrew Cross leads AIIB’s controller and treasury functions, and the development of new financial products and services. He joined the Bank in May 2019 as the Assistant Chief Financial Officer, in which role he supported the Chief Financial Officer in ensuring sustainable financial strength and steady growth in financial resources, as well as safeguarding excellent credit ratings in support of the Bank’s overall mission. Prior to joining the Bank, Mr. Cross served at the International Finance Corporation (the “IFC”) for a number of years, first as Principal Financial Officer and then as Deputy Treasurer, providing leadership and oversight for IFC treasury hub operations in London and Singapore. Before that, Mr. Cross was an investment banker at Merrill Lynch International, working in a variety of countries.

Dr. Martin Kimmig – Chief Risk Officer

Dr. Martin Kimmig heads AIIB’s risk management. His main responsibilities are to ensure the stability and financial continuity of the Bank. He oversees capital allocation and utilization, manages financial and non-financial risks, including reputational consequences, as well as fosters a strong risk culture throughout the Bank. He further oversees the Bank’s compliance and integrity function, assuring know-your-customer, anti-money laundering, financial crime and sanctions compliance. He joined AIIB from The Rock Creek Group where he served as Managing Director covering emerging market equities. Previously, he spent 24 years at the World Bank Group, primarily at IFC, where he held leadership positions in both investment operations and risk management. Dr. Kimmig is a national of Germany.

Mr. Gerard Sanders – General Counsel

Mr. Gerard Sanders advises the President and governance bodies of AIIB and is responsible for the legal aspects of the Bank’s work. Prior to joining AIIB, he was General Counsel of IFAD, previously having worked at EBRD, most recently as Deputy General Counsel. Beforehand, he worked with law firms in Wellington, Washington, D.C. and Amsterdam and in a corporate role in London. Mr. Sanders is a national of New Zealand.

International Advisory Panel

The International Advisory Panel (the “IAP”) provides management with support on the Bank’s strategies and policies as well as on general operational issues. Members of the IAP, who are appointed to two-year terms, bring years of experience and a wide range of professional expertise in both the public and private sectors. The IAP meets in tandem with the annual meeting of the Board of Governors or as requested by the President. The IAP is currently composed of the following members:

Name	Biographical information
Mr. Shaukat Aziz	Former Prime Minister of Pakistan

Dr. Zeti Akhtar Aziz	Former Governor of Bank Negara Malaysia, Malaysia’s Central Bank

Mr. Jose Isidro N. Camacho	Former Secretary of Finance and Former Secretary of Energy of the Philippines

Mr. Takatoshi Kato	Former Deputy Managing Director, IMF and Former Executive Director for Japan, ADB

Dr. Myung Ja Kim	President of the Korean Federation of Science & Technology Societies and Former Minister of Environment of Korea

Mr. Scott Morris	Senior Fellow at the Center for Global Development and former Deputy Assistant Secretary, U.S. Treasury Department

Dr. Ngozi Okonjo-Iweala	Senior Advisor, Lazard; former Finance Minister, Nigeria; former Managing Director, World Bank

Mr. Paul Speltz	Chairman and CEO of Global Strategic Associates; former U.S. Ambassador

Lord Nicholas Stern	Professor at the London School of Economics; former Chief Economist of the World Bank

Dame Meg Taylor	Secretary General to the Pacific Islands Forum; former Vice President, IFC

Prof. Ngaire Woods	Inaugural Dean of the Blavatnik School of Government and Professor of Global Economic Governance

Employees

As of December 31, 2019, the Bank’s total professional staff was 279, representing 50 nationalities (71% regional and 29% non-regional).

SELECTED DEMOGRAPHIC AND ECONOMIC DATA

Certain of the following information has been extracted from publicly available sources. The Bank has not independently verified this information.

The following table presents selected demographic and economic data for members of the Bank that have more than 3% voting power or in which the Bank has approved financings (excluding multi-country financings) as of March 31, 2020:

	Population (in millions)(1)		GDP (US$ in millions)(1)		GDP per capita (US$)(1)		Total reserves (excluding gold) (US$ in millions)(1)(2)		Total external debt (US$ in millions)(1)(3)		Consumer price index growth (annual% change)(1)

	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Australia	25.0	24.6	1,433,904.3	1,330,135.8	57,373.7	54,066.5	51,048.1	63,561.3	N/A	N/A	1.9	1.9
Azerbaijan	9.9	9.9	46,939.5	40,865.6	4,721.2	4,147.1	6,665.9	6,680.4	16,212.2	15,467.7	1.9	12.9
Bangladesh	161.4	159.7	274,025.0	249,723.9	1,698.3	1,564.0	31,452.7	32,849.2	52,124.1	47,158.4	5.5	5.7
Cambodia	16.2	16.0	24,542.5	22,180.4	1,510.3	1,385.5	13,373.2	11,262.0	13,346.7	11,238.1	2.5	2.9
China	1,392.7	1,386.4	13,608,151.9	12,143,491.4	9,770.8	8,759.0	3,091,881.3	3,158,876.9	1,962,304.4	1,709,948.6	2.1	1.6
Egypt	98.4	96.4	250,894.8	235,369.1	2,549.1	2,440.5	38,609.4	33,213.9	98,704.9	84,428.7	14.4	29.5
France	67.0	66.9	2,777,535.2	2,586,285.4	41,463.6	38,679.1	66,103.3	54,780.6	N/A	N/A	1.9	1.0
Georgia	3.7	3.7	17,599.7	16,243.0	4,717.1	4,357.0	3,289.5	3,038.8	17,118.1	15,923.9	2.6	6.0
Germany	82.9	82.7	3,947,620.2	3,656,749.4	47,603.0	44,240.0	59,173.1	59,356.9	N/A	N/A	1.7	1.5
India	1,352.6	1,338.7	2,718,732.2	2,652,242.9	2,010.0	1,981.3	374,425.2	389,350.1	521,390.6	511,484.0	4.9	2.5
Indonesia	267.7	264.6	1,042,173.3	1,015,423.5	3,893.6	3,836.9	117,424.6	126,857.4	379,664.0	353,662.8	3.2	3.8
Kazakhstan	18.3	18.0	179,340.0	166,805.8	9,812.6	9,247.6	16,536.1	18,248.8	156,920.7	158,917.4	N/A	7.4
Korea	51.6	51.4	1,619,423.7	1,530,750.9	31,362.8	29,742.8	398,780.3	384,453.2	N/A	N/A	1.5	1.9
Lao PDR	7.1	7.0	17,953.8	16,853.1	2,542.5	2,423.8	944.1	1,234.4	15,587.7	14,651.4	2.0	0.8
Myanmar	53.7	53.4	71,214.8	66,719.1	1,326.0	1,249.8	5,346.9	4,911.0	14,935.8	15,011.7	6.9	4.6
Nepal	28.1	27.6	29,040.4	25,180.6	1,033.9	911.4	8,070.4	9,167.1	5,478.1	4,963.3	N/A	N/A
Oman	4.8	4.7	79,276.7	70,597.9	16,415.2	15,130.5	17,387.5	16,088.0	N/A	N/A	0.9	1.6
Pakistan	212.2	207.9	314,588.2	304,567.3	1,482.4	1,465.0	9,174.7	15,764.8	90,957.4	86,070.4	5.1	4.1
Philippines	106.7	105.2	330,910.3	313,619.7	3,102.7	2,981.9	71,039.9	73,228.5	78,824.4	74,381.9	5.2	2.9
Russia	144.5	144.5	1,657,554.6	1,578,624.1	11,288.9	10,750.6	381,575.0	356,084.0	453,938.1	518,191.2	2.9	3.7
Singapore	5.6	5.6	364,156.7	338,406.5	64,581.9	60,297.8	287,466.0	279,689.8	N/A	N/A	0.4	0.6
Sri Lanka	21.7	21.4	88,900.8	88,019.7	4,102.5	4,104.6	6,100.1	7,030.6	52,626.0	50,760.2	2.1	7.7
Tajikistan	9.1	8.9	7,522.9	7,157.9	826.6	806.0	366.8	641.8	5,976.5	6,097.9	N/A	N/A
Turkey	82.3	81.1	771,350.3	852,676.8	9,370.2	10,513.6	72,866.8	84,115.1	445,139.1	456,174.1	16.3	11.1
Uzbekistan	33.0	32.4	50,499.9	59,159.9	1,532.4	1,826.6	12,440.7	14,042.8	17,629.8	16,865.6	N/A	N/A

Notes:
(1)

This information is extracted from the World Bank’s World Development Indicators (the “WDI”), as last updated on April 9, 2020. “N/A” indicates that the relevant figure is not available in the WDI as of the date hereof.

(2)	The WDI defines total reserves (excluding gold) as special drawing rights, reserves of IMF members held by the IMF and holdings of foreign exchange under the control of monetary authorities.
(3)	The WDI defines total external debt as debt owed to nonresidents repayable in currency, goods or services.